B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2015
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 15, 2016 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2015. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

Additional information related to B2Gold Corp., including our Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW

B2Gold Corp. is a Vancouver-based gold producer with four operating mines - one in Namibia, one in the Philippines and two in Nicaragua and one mine under construction in Mali. In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Colombia, Burkina Faso, Nicaragua, Finland and Chile. The Company currently operates the Otjikoto Mine in Namibia, which achieved commercial production on February 28, 2015, the Masbate Mine in the Philippines and La Libertad Mine and El Limon Mine in Nicaragua. The Company presently has an effective 90% interest in the Fekola Project in Mali (as described below, it is expected that the State of Mali will acquire an additional 10% interest), an 81% interest in the Kiaka Project in Burkina Faso, a 49% interest in the Gramalote Project in Colombia, and an interest in the Quebradona Project in Colombia. The Company also has a 51% interest in a joint venture in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest.

Consolidated gold production in the fourth quarter of 2015 was another quarterly record of 131,469 ounces, representing an increase of 18% over the same period last year. Consolidated gold production for the quarter was approximately 14% below budget due to several factors. Production from La Libertad Mine continued to be affected by operating delays at the higher grade Jabali Antenna Pit and production at El Limon Mine was affected by an illegal blockade and several operational issues upon resumption of operations. In addition, production at the Otjikoto Mine was impacted by lower processed grade than budgeted. The increased gold production over the 2014 comparative period was primarily attributable to the successful production start and strong ramp-up in production at the new Otjikoto Mine. Consolidated cash operating costs (refer to “Non-IFRS Measures”) were $527 per ounce of gold for the fourth quarter of 2015, which was $119 per ounce lower than the fourth quarter of 2014 and marginally higher ($20 per ounce) than budget. The reduction in consolidated cash operating costs per ounce compared to the prior year reflects the inclusion of new gold production from the low-cost Otjikoto Mine, including the benefit of a weakening Namibian dollar/US dollar exchange rate and lower fuel and energy costs across all operations. All-in sustaining costs per gold ounce (refer to “Non-IFRS Measures”) were $807 for the fourth quarter of 2015 compared to $946 in the fourth quarter of 2014.

B2Gold continued its strong growth path, achieving another record year of consolidated gold production in 2015 producing 493,265 ounces of gold (including 18,815 ounces of pre-commercial production from the Otjikoto Mine), an increase of 26% compared to 2014, but slightly below (1%) the lower-end of the Company’s 2015 production guidance range. The significant increase in annual gold production over 2014 was attributable to the successful production start and strong ramp-up in production at the new Otjikoto Mine in Namibia. On February 28, 2015, the Otjikoto Mine achieved commercial production, one month ahead of schedule, after a strong start-up following its first gold pour on December 11, 2014. Consolidated gold production was slightly below (1%) the Company’s 2015 full-year guidance range as production from La Libertad Mine continued to be affected by permitting/resettlement delays at its new higher grade Jabali Antenna Pit. The mining permit for Jabali Antenna is budgeted to be received in the second quarter of 2016. In addition, El Limon Mine’s gold production was also impacted by an illegal blockade from September 28, 2015 to October 18, 2015 and by several operational issues encountered upon resumption of operations later in the fourth quarter of 2015. Consolidated cash operating costs were below the guidance range of $630 to $660 per ounce of gold at $616 per ounce of gold for the year ended December 31, 2015, and were $20 per ounce lower than budget and $64 per ounce lower than the year ended December 31, 2014. The reduction in consolidated cash operating costs for the year ended December 31, 2015 was driven by similar factors to those noted for the fourth quarter of 2015. All-in sustaining costs per gold ounce were $947 for 2015 compared to $1,101 in 2014. All-in sustaining costs per gold ounce were lower than the 2015 guidance range of $950 to $1,025 as a result of lower than budgeted consolidated cash operating costs, lower than budgeted general and administrative costs and lower than planned sustaining capital expenditures.

On May 20, 2015 as amended March 11, 2016, the Company signed a credit agreement with a syndicate of international banks for a new revolving credit facility (the “New RCF”) for an aggregate amount of $350 million. The New RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date. HSBC, as sole lead arranger and sole bookrunner, will act as the administrative agent. The syndicate includes The Bank of Nova Scotia, Société Générale and ING Bank N.V, as Mandated Lead Arrangers. Upon closing, an initial drawdown of $150 million was made under the New RCF which was used to repay the cumulative amount drawn under the Company’s existing $200 million revolving credit facility (the “Old RCF”). A subsequent drawdown of $75 million was made for general corporate purposes.

On June 11, 2015, the Company announced the results of an optimized Feasibility Study for the Fekola Project in Mali which confirmed the Fekola Project’s robust economics. The full Feasibility Study was published on July 24, 2015. Early works construction activities at the Fekola Project commenced in February 2015 and mine construction commenced in the fourth quarter of 2015.

For 2016, consolidated gold production at B2Gold is expected to increase to between 510,000 and 550,000 ounces, compared to 493,265 ounces produced in 2015. The higher production relates mainly to increased throughput at the Otjikoto Mine, following the completion of its mill expansion project in September 2015. Gold production in 2016 is anticipated to be slightly weighted towards the second-half of the year (53%).

Consolidated cash operating costs are projected to further decrease in 2016 and be in the range of $560 to $595 per ounce (2015 guidance range was $630 to $660 per ounce). The favourable reduction (approximately 10%) reflects the positive impact of greater production from the low-cost Otjikoto Mine, including the benefit of an anticipated weaker Namibian dollar, lower projected fuel and energy costs across all operations, and continued efforts to enhance productivity and cost efficiencies. The Company’s consolidated all-in sustaining costs per gold ounce are also expected to be significantly lower, between $895 and $925 (2015 guidance range was $950 to $1,025). Due to the anticipated timing of budgeted capital expenditures, all-in sustaining costs per gold ounce are expected to be higher in the first half of 2016 than in the second-half.

The Company has entered into binding commitments for a Gold Prepaid Sales Financing Arrangement (“Prepaid Facility”) of up to $120 million with its Revolving Credit Facility Bank Syndicate led by HSBC Bank USA and including The Bank of Nova Scotia, Société Générale and ING Bank N.V. The Prepaid Facility, in the form of a metal sales forward contract, allows the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront payment (“Prepaid Amount”).

An initial amount of $100 million has been drawn on the Prepaid Facility. As consideration, the Company will deliver approximately 43,100 ounces of gold in each of 2017 and 2018. The ounces to be delivered represent 7% and 5% of forecast consolidated gold production in 2017 and 2018 respectively. Proceeds from the Prepaid Facility will be used for the development of the Company’s Fekola Project in Mali.

On March 14, 2016, the Company, signed a commitment letter to enter into a Euro equivalent of $80.9 million term Equipment Facility (“The Facility”) with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro equivalent of $80.9 million is to be made available to the Company’s majority-owned subsidiary, Fekola S.A. to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Project in Mali.

REVIEW OF FINANCIAL RESULTS

Selected Consolidated Quarterly and Annual Financial and Operating Results

	Three months ended		Year ended
	December 31		December 31
	(unaudited)			(unaudited)
	2015	2014	2015	2014	2013

Gold revenue(2) ($ in thousands)	139,008	122,422	553,656	486,624	544,272

Gold sold, excluding Otjikoto pre-commercial production results (ounces)	127,482	102,612	481,185	386,219	380,895

Average realized gold price(2) ($/ounce)	1,090	1,193	1,151	1,260	1,429

Gold produced, excluding Otjikoto pre-commercial production results (ounces)	131,469	111,804	474,450	384,003	366,313

Gold produced, total including Otjikoto pre-commercial production results (ounces)	131,469	118,963	493,265	391,162	366,313

Consolidated cash operating costs(1)(2) ($/ounce gold)	527	646	616	680	681

Total cash costs(1)(2) ($/ounce gold)	580	686	665	722	727

All-in sustaining cost(1)(2) ($/ounce gold)	807	946	947	1,101	1,064

Adjusted net income (loss) (1)(2))(3) ($ in thousands)	1,640	(8,352)	13,344	6,712	59,006

Adjusted earnings (loss) per share (1)(2))(3) –basic ($/share)	0.00	(0.01)	0.01	0.01	0.09

Impairment of goodwill and other long-lived assets ($ in thousands)	(107,984)	(435,981)	(107,984)	(734,378)	-

Net (loss) income ($ in thousands)	(115,085)	(356,750)	(145,113)	(666,385)	67,303

(Loss) earnings per share – basic(3) ($/share)	(0.13)	(0.39)	(0.16)	(0.90)	0.11

(Loss) earnings per share – diluted(3) ($/share)	(0.13)	(0.39)	(0.16)	(0.90)	0.07

Cash flows from operating activities ($ in thousands)	48,513	41,090	175,402	117,240	147,827

Total assets ($ in thousands)	2,024,382	2,118,598	2,024,382	2,118,598	2,309,726

Non-current liabilities ($ in thousands)	612,923	508,539	612,923	508,539	539,538

(1) Non-IFRS measure. A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2) Includes the results from the Otjikoto Mine from March 1, 2015.
(3) Attributable to the shareholders of the Company.

Fourth quarter 2015 and 2014

Revenue

Consolidated gold revenue in the fourth quarter of 2015 was $139 million on record sales of 127,482 ounces at an average realized price of $1,090 per ounce compared to $122.4 million on sales of 102,612 ounces at an average realized price of $1,193 per ounce in the fourth quarter of 2014. The 14% increase in gold revenue was mainly attributable to a 24% increase in gold sales volume, partially offset by a 9% decline in the average realized gold price.

In the fourth quarter of 2015, the Masbate Mine accounted for $49.2 million (Q4 2014 - $68.6 million) of gold revenue from the sale of 45,068 ounces (Q4 2014 – 57,444 ounces), La Libertad Mine accounted for $40.4 million (Q4 2014 - $40.9 million) of gold revenue from the sale of 36,972 ounces (Q4 2014 – 34,264 ounces) while $10.9 million (Q4 2014 - $13.0 million) was contributed by El Limon Mine from the sale of 10,176 ounces (Q4 2014 – 10,904 ounces). The Otjikoto Mine accounted for $38.5 million of gold revenue from the sale of 35,266 ounces in the fourth quarter of 2015.

Production and operating costs

Consolidated gold production in the fourth quarter of 2015 was another quarterly record of 131,469 ounces, representing an increase of 18% over the same period last year. Consolidated gold production for the quarter was approximately 14% below budget due to several factors as production from La Libertad Mine continued to be affected by operating delays at the higher grade Jabali Antenna Pit and production at the El Limon Mine was affected by an illegal blockade and several operational issues upon resumption of operations. In addition, production at the Otjikoto Mine was impacted by lower processed grade than budgeted. The increased gold production over the 2014 comparative period was primarily attributable to the successful production start and strong ramp-up in production at the new Otjikoto Mine since commencement of commercial production on February 28, 2015.

In the fourth quarter of 2015, consolidated cash operating costs per gold ounce and all-in sustaining costs per gold ounce were both significantly lower than in the fourth quarter of 2014. Consolidated cash operating costs per gold ounce were $527 compared to $646 in the prior year quarter, a $119 per ounce or 18% reduction. The favourable variances against prior year costs reflect the inclusion of new gold production from the low-cost Otjikoto Mine, including the benefit of a weakening Namibian dollar/US dollar exchange rate, and lower fuel and energy costs across all operations. These were partially offset by higher cash operating costs at the La Libertad, El Limon and Otjikoto mines due to lower than budgeted production in the fourth quarter of 2015. In addition to the reasons mentioned above, the prior year costs were also higher than the current period due to lower production from El Limon Mine. Refer to “Review of mining operations and development projects” for mine specific details. Consolidated cash operating costs per gold ounce were $20 or 4% above budget mainly as a result of the lower production in the quarter, which was partially offset by lower fuel costs during the quarter. All-in sustaining costs per gold ounce for the fourth quarter of 2015 were $807 compared to $946 per ounce for the fourth quarter of 2014 which reflect the lower consolidated cash operating costs.

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $40.7 million in the fourth quarter of 2015 compared to $29.8 million in the same period in 2014. The increase in depreciation expense was mainly due to a 24% increase in the gold ounces sold. The depreciation charge per ounce of gold sold was $320 per ounce compared to $291 per ounce for the same period in 2014.

Impairment of goodwill and other long-lived assets

During the fourth quarter of 2015, the Company revised its long-term gold price assumption from $1,300 per ounce to $1,250 per ounce resulting in the Company recording net impairment charges totalling $86.7 million (pre-tax $108.0 million less $21.3 million deferred tax recovery). The pre-tax impairment charges consisted mainly of a La Libertad Mine long-lived assets impairment charge of $48.9 million, an El Limon Mine long-lived assets impairment charge of $22.9 million and an investment in the Gramalote joint venture impairment charge of $36.2 million (See “Critical Accounting Estimates”).

During the fourth quarter of 2014 and subsequent to the year-end, the Company completed an updated metallurgical sampling and analysis program as part of an expansion study for the Masbate Mine along with an updated life-of-mine plan based on 2014 year end reserve and resource estimates. Lower projected recoveries, lower long-term gold price assumption of $1,300 per ounce (as compared to a spot gold price of $1,676 per ounce at the CGA Mining Ltd. (“CGA”) acquisition date) and a decision not to proceed with the Masbate mill expansion resulted in an impairment of the Masbate Mine. As a result, the Company recorded a net impairment charge of $305.2 million (pre-tax $436.0 million less $130.8 million deferred tax recovery) at year end 2014. The Company updated this analysis at December 31, 2015 using the amended long-term gold price and updated operating and capital expenditure assumptions and concluded that no further impairment was required.

Other

General and administrative (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Windhoek office in Namibia and the Company’s other offshore subsidiaries. G&A decreased in the fourth quarter of 2015 compared to the fourth quarter of 2014 by approximately $2.4 million to $7.6 million. The decrease relates to lower Vancouver head office costs of $1.9 million, the closure of the Company’s office in Australia resulted in decreased costs in the amount of $1.3 million partially offset by increased costs as a result of the inclusion of Windhoek office G&A following the commencement of commercial production at the Otjikoto Mine of $0.7 million.

Share-based payment expense for the fourth quarter of 2015 increased by $0.3 million to $3.0 million due to the timing of the issuance of stock options and RSUs.

The Company recorded a provision of $0.1 million during the fourth quarter of 2015 compared to $13.5 million during the fourth quarter of 2014 for input taxes which were assessed as non-recoverable. The decrease was due to the Company reassessing the collectability of long outstanding balances at December 31, 2014. Of the total 2014 charge, $13.0 million related to VAT balances acquired as part of the CGA acquisition. Subsequent to December 31, 2015, the Company has started receiving VAT refunds.

During the fourth quarter of 2015, the Company wrote off $8.0 million of mineral property interests, including $7.2 million of its Masbate undeveloped mineral interests based on drilling and exploration results. In the fourth quarter of 2014, the Company made a decision not to continue exploring the Trebol and adjacent properties in Nicaragua and gave up its right to the exploration concession. As a result, the carrying value of these properties was written down by $21.1 million.

The Company’s results for the fourth quarter of 2015 included a non-cash gain of $1.1 million on the convertible senior subordinated notes compared to a non-cash gain of $21.0 million in the fourth quarter of 2014. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations.

The Company reported $3.1 million in interest and financing expense during the fourth quarter of 2015 as compared with $1.3 million in the fourth quarter of 2014. The increase in interest expense was due to increased debt levels in the period, relating mainly to the New RCF and equipment loans and lower capitalized interest during the period. Interest expense relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations.

For the three months ended December 31, 2015, the Company recorded $8.5 million of unrealized losses on derivative instruments compared to an unrealized loss on derivative instruments of $2.0 million for the three months ended December 31, 2014. Upon entering into the New RCF, the Company transferred its existing gold forward contracts at new pricing from the Old RCF lenders to the New RCF lenders. This novation of gold forward contracts led to them no longer being considered executory contracts and therefore are now included in the scope of IAS 39 with the result being that unrealized changes in fair value of the contracts must now be recorded in the statement of operations each reporting period. During the three months ended December 31, 2015, an unrealized loss on gold derivative instruments of $4.4 million was recorded in the statement of operations and an unrealized loss of $4.1 million on the Company’s forward fuel price contracts was recorded.

The Company also reported $1.6 million in write-downs of its available-for-sale investments in the fourth quarter of 2015 compared to $4.2 million in the fourth quarter of 2014 due to continued decline in the market values of the underlying securities.

The Company recorded a net current income tax expense of $4.8 million in the fourth quarter of 2015 compared to $5.3 million net current income tax expense recorded in the fourth quarter of 2014. Income tax expense for the quarter was comprised mainly of withholding tax payments across the Company’s operations and minimum tax payments in Nicaragua and the Philippines.

During the fourth quarter of 2014, a deferred income tax recovery of $109.6 million was recorded mostly in relation to the impairment of the Masbate Mine long-lived assets.

For the fourth quarter of 2015, the Company generated a net loss of $115.1 million ($(0.13) per share) compared to net loss of $356.8 million ($(0.39) per share) in the comparable period of 2014. Adjusted net income (refer to “Non-IFRS Measures”) was $1.6 million ($0.00 per share) compared to an adjusted net loss of $8.4 million ($(0.01) per share) in the fourth quarter of 2014. Adjusted net income in the fourth quarter of 2015 primarily excluded a non-cash mark-to-market gain of $1.1 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, non-cash impairment of goodwill and other long-lived assets of $108.0 million, non-cash write-down of mineral property interests of $8.0 million, share-based payments of $3.0 million and unrealized losses on derivative instruments of $8.5 million.

Cash flow from operating activities increased to $48.5 million ($0.05 per share) in the fourth quarter of 2015 compared to $41.1 million ($0.04 per share) in the fourth quarter of 2014, despite a decline in average gold price realized per ounce sold of approximately $103 per ounce. Cash flow from operating activities during the three months ended December 31, 2015 reflected higher sales volume compared to the same period in 2014 primarily as result of the inclusion of a full quarter’s sales from Otjikoto in 2015 (sales of 35,266 ounces). The benefit of the higher sales volumes was offset by lower average gold prices and a $13.4 million net working capital decrease mainly resulting from an increase in accounts receivable and prepaids balances, lower value-added tax receipts and lower accounts payable balances.

As at December 31, 2015, the Company had working capital of $104.7 million including unrestricted cash and cash equivalents of $85.1 million. In addition, the Company has $125 million of undrawn capacity on its New RCF. On March 14, 2016, the Company entered into a Gold Prepaid Facility for up to $120 million with its New RCF ($350 million) Bank Syndicate. The Prepaid Facility, in the form of a metal sales forward contract, allows the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront payment (“Prepaid Amount”). An initial amount of $100 million has been drawn on the Prepaid Facility. As consideration, the Company will deliver approximately 43,100 ounces of gold in each of 2017 and 2018. The ounces to be delivered represent 7% and 5% of forecast consolidated gold production in 2017 and 2018 respectively. Proceeds from the Prepaid Facility will be used for the development of the Company’s Fekola Project in Mali. Also, on March 14, 2016, the Company, signed a commitment letter to enter into a Euro equivalent of $80.9 million term Equipment Facility (“The Facility”) with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro equivalent of $80.9 million is to be made available to the Company’s majority-owned subsidiary, Fekola S.A. to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Project in Mali.

Annual results

Revenue

For the full-year 2015, consolidated gold revenue was a record $553.7 million (or $576.8 million including $23.1 million of pre-commercial sales from Otjikoto) on record year-to-date sales of 481,185 ounces (or 499,651 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) at an average price of $1,151 per ounce compared to $486.6 million on sales of 386,219 ounces at an average price of $1,260 per ounce in the same period last year.

For the year ended December 31, 2015, the Masbate Mine accounted for $208.6 million (2014 - $234.0 million) of gold revenue from the sale of 180,668 ounces (2014 – 186,544 ounces), La Libertad Mine accounted for $142.3 million (2014 - $189.6 million) of gold revenue from the sale of 123,644 ounces (2014 – 149,971 ounces) while $61.0 million (2014 - $63.0 million) was contributed by El Limon Mine from the sale of 52,776 ounces (2014 – 49,704 ounces). The Otjikoto Mine accounted for $141.7 million of gold revenue from the sale of 124,097 ounces from March 1, 2015 to December 31, 2015, subsequent to reaching commercial production on February 28, 2015. Total Otjikoto Mine sales for the twelve months ended December 31, 2015 were $164.8 million from the sale of 142,563 ounces including pre-commercial production revenues of $23.1 million. For accounting purposes, gold revenue earned net of related production costs from the sale of pre-commercial production have been credited to Otjikoto’s mineral property development costs.

Production and operating costs

Consolidated gold production for the year ended December 31, 2015 was a record 493,265 ounces, including 18,815 ounces of pre-commercial production from the Otjikoto Mine, an increase of 26% over 2014, but slightly below (1%) the lower-end of the Company’s 2015 production guidance range. The significant increase in annual gold production over 2014 was attributable to the successful production start and strong ramp-up in production at the new Otjikoto Mine in Namibia. On February 28, 2015, the Otjikoto Mine achieved commercial production, one month ahead of schedule, after an accelerated start-up following its first gold pour on December 11, 2014. Consolidated gold production was slightly below (1%) the Company’s 2015 full-year guidance range as production from La Libertad Mine continued to be affected by permitting/resettlement delays at its new higher grade Jabali Antenna Pit. The mining permit for Jabali Antenna is anticipated to be received in the second quarter of 2016. In addition, El Limon Mine’s gold production was also impacted by an illegal blockade from September 28, 2015 to October 18, 2015 and by several operational issues encountered upon resumption of operations later in the fourth quarter of 2015 including difficulties re-establishing planned plant throughput and dewatering of the Santa Pancha Deep zone.

Consolidated cash operating costs per gold ounce of $616 were below the 2015 guidance range of $630 to $660 for the year ended December 31, 2015, and were $20 per ounce lower than budget and $64 per ounce lower than the year ended December 31, 2014. The favourable variances against budget reflect the benefit of a weakening Namibian dollar/US dollar exchange rate at the Otjikoto Mine and lower fuel and energy costs across all operations. These were partially offset by higher cash operating costs at La Libertad Mine due to grade being lower than budgeted production during the year ended December 31, 2015 and higher cash operating costs at El Limon Mine due to lower production in the fourth quarter of 2015 resulting from the lower production as described above. Compared to the prior year’s consolidated cash operating costs, consolidated cash operating costs during the year ended December 31, 2015 were lower due to the inclusion of low cost Otjikoto Mine results from March 1, 2015, lower operating costs in 2015 for the Masbate Mine and higher throughput and production at El Limon Mine. These cost reductions were partially offset by lower production and higher cash operating costs at La Libertad Mine. Refer to “Review of mining operations and development projects” for mine specific details. All-in sustaining costs per gold ounce for the year ended December 31, 2015 were $947 compared to $1,101 for 2014. All-in sustaining costs were lower than the 2015 guidance range of $950 to $1,025 per ounce as a result of lower than budgeted cash operating costs, lower than budgeted G&A costs and marginally lower ($2.9 million) than planned sustaining capital expenditures.

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $144.3 million for the year ended December 31, 2015 compared to $112.6 million in 2014. The increase in depreciation expense was mainly due to a 25% increase in the gold ounces sold. The depreciation charge of $300 per ounce of gold sold for the year ended December 31, 2015 was consistent with the comparable period of 2014 of $291 per ounce of gold sold.

Impairment of goodwill and other long-lived assets

During the year ended December 31, 2015, the Company recorded net impairment charges totalling $86.7 million (pre-tax $108.0 million less $21.3 million deferred tax recovery). The pre-tax impairment charges consisted mainly of a La Libertad Mine long-lived assets impairment charge of $48.9 million, an El Limon Mine long-lived assets impairment charge of $22.9 million and an investment in the Gramalote joint venture impairment charge of $36.2 million (See “Critical Accounting Estimates”).

During the year ended December 31, 2014, the Company recorded impairment charges totalling $734.4 million. The impairment charges consisted mainly of a goodwill impairment charge of $202.1 million, Masbate Mine long-lived assets impairment charge of $436.0 million and an investment in the Gramalote joint venture impairment charge of $96.3 million.

Other

For the year ended December 31, 2015, G&A of $36.4 million was $1.6 million lower than G&A of $38.0 million in 2014 due to lower Vancouver based head office costs which were partially offset by the inclusion of Windhoek office G&A following the commencement of commercial production at the Otjikoto Mine.

Share-based payment expense for the year ended December 31, 2015 decreased $0.9 million to $15.2 million as a result of the timing and volume of issuances of stock options, RSUs and incentive trust shares. During the year ended December 31, 2014, 750,000 shares were issued from the incentive trust resulting in a share-based payment expense of $2.1 million. No incentive shares were issued during the year ended December 31, 2015.

A provision of $0.7 million was recorded during the year ended December 31, 2015 for input taxes which were assessed as non-recoverable compared to $16.3 million in 2014. At December 31, 2014, the Company reassessed the collectability of long outstanding balances. Of the total 2014 charge recorded, $13 million related to historical balances acquired as part of the CGA acquisition.

During the year ended December 31, 2015, the Company wrote off $16.1 million of mineral property interests. On October 12, 2015, the Company received notification from the Ministry of Environment and Natural Resources in Nicaragua that it had not approved the environmental permit for the Pavon Project citing environmental concerns. Consequently, capitalized costs related to Pavon of $8.5 million were recorded as an expense in the statement of operations during the year ended December 31, 2015. During the same period, the Company also wrote off $7.2 million of its Masbate Mine undeveloped mineral interests based on drilling and exploration results. During the year ended December 31, 2014, the Company made a decision not to continue exploring the Trebol and adjacent properties and gave up its right to the exploration concession. As a result, the carrying value of these properties was written off in the amount of $21.5 million.

The Company’s results for the year ended December 31, 2015 included a non-cash gain of $6.9 million on the convertible senior subordinated notes compared to a non-cash gain of $9.8 million in 2014. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations.

The Company’s results for the year ended December 31, 2015 also included a gain of $2.2 million resulting from the sale of the Bellavista property in January 2015 for consideration of $1 million in cash and a 2% net smelter returns royalty on the sale of minerals produced from the Bellavista project valued at $nil.

The Company reported $16.1 million (net of capitalized interest) in interest and financing expense during the year ended December 31, 2015 as compared with $5.7 million in 2014. For the year ended December 31, 2015, interest and financing expense included two non-recurring non-cash finance expenses totalling $5.5 million - the write-off of deferred financing fees relating to the Old RCF of $3.0 million and finance fees relating to the novation of gold forward contracts of $2.5 million. The remaining increase in interest expense was due to increased debt levels in the period, relating mainly to the New RCF and equipment loans. Interest expense relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations.

For the year ended December 31, 2015, the Company recorded $23.5 million of unrealized losses on derivative instruments compared to an unrealized loss on derivative instruments of $0.1 million for 2014. Upon entering into the New RCF, the Company transferred its existing gold forward contracts from the Old RCF lenders to the New RCF lenders. This novation of gold forward contracts led to them no longer being considered executory contracts and therefore are now included in the scope of IAS 39 with the result being that unrealized changes in fair value of the contracts must now be recorded in the statement of operations each reporting period. Consequently, on the date of novation, $11.5 million relating to the fair value of the old contracts at the time of novation was treated as an unrealized loss on derivative instruments and $2.5 million, relating to the cost of the novation, was treated as a financing charge as discussed above. Between the date of novation and December 31, 2015, an unrealized loss on the gold derivative instruments of $7.4 million was recorded in the statement of operations relating to these contracts. In addition at December 31, 2015, an unrealized loss of $5.1 million on the Company’s forward fuel price contracts was recorded. This loss arises from fuel hedging undertaken for the 2016 and 2017 calendar years. At year end, the fuel hedges represent approximately 31% of the Company’s anticipated fuel usage over the next two years to protect against increases in fuel costs in those years. The Company’s fuel hedging policy is not to hedge more than 50% of its expected fuel consumption for the next 12 month period, and not to hedge more than 25% of its forecast fuel consumption for the following 12 month period. As a result, any potential losses arising from fuel hedging are expected to be more than offset by savings from fuel price declines on the unhedged portion of its consumption.

For the year ended December 31, 2015, the Company reported $6.8 million in write-downs of its available-for-sale investments compared to $7.2 million in 2014 due to continued decline in the market values of the underlying securities.

The Company recorded a net current income tax expense of $9.2 million in the year ended December 31, 2015 compared to a charge of $24.3 million in 2014. The reduction in net tax expense amount is a result of a number of factors including lower gold revenues at La Libertad Mine in 2015 and a reversal of tax provisions previously accrued for tax assessments, which were settled in 2015.

During the year ended December 31, 2014, a deferred income tax recovery of $109.3 million was recorded mostly in relation to the impairment of the Masbate Mine long-lived assets.

For the year ended December 31, 2015, the Company generated a net loss of $145.1 million ($(0.16) per share) compared to net loss of $666.4 million ($(0.90) per share) in 2014. Adjusted net income (refer to “Non-IFRS Measures”) for the year ended December 31, 2015 was $13.3 million ($0.01 per share) compared to $6.7 million ($0.01 per share) in 2014. Adjusted net income in the year ended December 31, 2015 primarily excluded a non-cash mark-to-market gain of $6.9 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, non-cash impairment of long-lived assets of $108.0 million, non-cash write-down of mineral property interests of $16.1 million, share-based payments of $15.2 million, unrealized losses on derivative instruments of $23.5 million, non-recurring non-cash interest and financing expenses of $5.5 million and the gain on sale of the Bellavista property of $2.2 million.

Cash flow from operating activities was $175.4 million ($0.19 per share) during the year ended December 31, 2015 compared to $117.2 million ($0.16 per share) in 2014, despite a decrease in average realized gold prices per ounce sold of $109 per ounce. The increase in operating cashflows for the year ended December 31, 2015 is mainly the result of increased gold sales following the commencement of commercial production at the Otjikoto Mine on March 1, 2015, positive working capital changes of $10.5 million and a reduction in VAT costs of $6.4 million. The main changes in working capital related to inventories and accounts payable. The year ended December 31, 2015 benefitted from the drawdown of the ore stockpile at the Masbate Mine in the amount of $6.4 million and a reduction of gold bullion inventory of $8.6 million. These positive cashflow variances from operating activities were partially offset by lower realized gold prices (9%) in the period.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS

Otjikoto Mine - Namibia

	One month	Three	Three	Three	Three	Ten months	Year ended
	ended	months	months	months	months	ended	December
	March 31,	ended	ended June	ended	ended	December	31, 2015
	2015 (Post-	March 31,	30, 2015	September	December	31, 2015	(unaudited)
	Commercial	2015	(unaudited)	30, 2015	31, 2015	(Post-
	Production)	(unaudited)		(unaudited)	(unaudited)	Commercial
	(unaudited)					Production)
						(unaudited)
Gold revenue ($ in thousands)	16,187	39,281	44,559	42,443	38,492	141,681	164,775

Gold sold (ounces)	13,683	32,149	37,249	37,899	35,266	124,097	142,563

Average realized gold price ($/ ounce)	1,183	1,222	1,196	1,120	1,091	1,142	1,156

Tonnes of ore milled	237,712	656,538	711,462	704,132	762,267	2,415,573	2,834,399

Grade (grams/ tonne)	1.65	1.53	1.63	1.71	1.63	1.66	1.63

Recovery (%)	98.6	97.2	98.7	99.1	98.3	98.7	98.4

Gold production (ounces)	12,319	31,134	36,963	38,252	39,374	126,908	145,723

Cash operating costs(1) ($/ ounce)	477	N/A	485	393	385	425	N/A

Total cash costs(1) ($/ ounce)	515	N/A	522	424	414	459	N/A

All-in sustaining cost(1) ($/ounce gold)	629	N/A	611	510	509	550	N/A

Capital expenditures(2) ($ in thousands)	N/A	13,526	6,007	8,284	6,963	N/A	34,780

Exploration(2) ($ in thousands)	N/A	802	1,166	1,271	957	N/A	4,196

(1)	Non-IFRS measure. A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2)	Capital expenditures and exploration are presented on a quarterly basis only.

In the fourth quarter of 2015, the new Otjikoto Mine produced 39,374 ounces of gold, approximately 12% or 5,123 ounces below budget. Gold production for the fourth quarter was lower than budget mainly due to lower than expected average gold grade processed (1.63 grams per tonne ("g/t") compared to budget of 1.92 g/t) partially offset by better than expected mill throughput (762,267 tonnes processed versus 757,375 tonnes budgeted) and very high mill recoveries of 98.3% (versus 95.0% budgeted). For the full-year 2015, the Otjikoto Mine produced 145,723 ounces of gold, including 18,815 ounces of pre-commercial production, in the mid-range of its 2015 production guidance of 140,000 to 150,000 ounces.

The Otjikoto Mine’s cash operating cost per gold ounce (refer to “Non-IFRS Measures”) for the fourth quarter of 2015 was $385 which was $21 per ounce lower than budget. The reduction in costs per ounce was mainly attributable to a weaker Namibian dollar/US dollar foreign exchange rate and lower fuel prices. Mining and processing costs were positively impacted by diesel and gasoline prices which were 10% lower than budget and heavy fuel oil (“HFO”) prices which were 28% lower than budget. For the fourth quarter of 2015, reported cash operating costs in US dollars were also positively impacted by a 29% weaker Namibian dollar/US dollar foreign exchange rate than budgeted. The Otjikoto Mine’s cash operating cost for the ten months ended December 31, 2015 (commercial production was achieved February 28, 2015) was $425 per ounce which was significantly below our 2015 guidance range of $500 to $525 per ounce. The lower realized cost per ounce reflects both favourable exchange rates and fuel cost impacts as well as an effective commissioning of the mine during the year. All-in sustaining costs per gold ounce for the ten months ended December 31, 2015 were $550 per ounce (refer to “Non-IFRS Measures”).

Net capital expenditures in the fourth quarter of 2015 totalled $7.0 million and included $3.6 million for deferred stripping. Net capital expenditures in the year ended December 31, 2015 totalled $34.8 million and included expansion costs of $10.8 million, a net cash inflow of $7.1 million for pre-commercial sales proceeds offset by pre-commercial production costs (the pre-production revenue credited to the Otjikoto Mine’s mineral property development costs was $23.1 million from the sale of 18,466 ounces) and development costs of $31.1 million. The Otjikoto Mine development costs for the year ended December 31, 2015 include cash payments of $14.4 million for capital costs incurred and accrued in 2014.

The expansion of the Otjikoto mill from 2.5 million tonnes per year to 3.0 million tonnes per year was completed on schedule in September 2015. The plant expansion included the installation of two additional leach tanks and a pebble crusher.

The Otjikoto Mine is forecast to produce between 160,000 and 170,000 ounces of gold in 2016, compared to 145,723 ounces produced in 2015. Cash operating costs per gold ounce are forecast to be approximately $400 to $440.

With the completed mill expansion, the Otjikoto Mine is projected to process approximately 3.3 million tonnes of ore for the year at an average grade of 1.59 g/t gold. Gold recoveries are expected to average 97%. Most ore in 2016 is expected to come from the existing Otjikoto Pit, with a minor component from Wolfshag as the pit is developed. The production profile is expected to increase quarter by quarter in 2016 due to increasing grade as Phase 1 of the Otjikoto Pit is completed. As a result, gold production is expected to be slightly weighted towards the second-half of the year (55%).

In late 2015, the Company completed an updated geological and grade model for the Otjikoto deposit. The new Otjikoto Mine model incorporated data from drilling completed after the 2012 Feasibility Study, 2015 close-spaced grade control data, and in-pit structural mapping. This improved model has helped the Company better understand the complexity of the grade distribution in the high nugget effect Otjikoto Pit. The updated model reports higher tonnage, slightly lower average grade, and roughly 10% less total contained ounces of gold. The new Otjikoto Mine model and related engineering work have been incorporated in the 2016 budget estimates.

During 2015, the Company completed 14,181 metres of in-fill drilling at the Wolfshag zone. New mineral reserves and mineral resources for the Wolfshag zone are currently being evaluated, incorporating the new drilling information, and these are expected to reflect the conversion of a significant element of previously announced mineral resources from the mineral resource inferred category to the indicated mineral resource category. The updated indicated mineral resource identified will then be evaluated to determine the optimal size of the Wolfshag open pit, before transitioning to underground mining. Open pit mining from Wolfshag is scheduled to commence producing ore tonnage in the fourth quarter of 2016.

As a result of these changes, the Company has prepared a preliminary new Otjikoto Life of Mine plan, which incorporates the new Otjikoto model as well as preliminary modelling and scheduling of the Wolfshag zone into the overall Otjikoto Life of Mine plan. The preliminary new Life of Mine plan indicates that over the four years 2016-2019, gold production will average 170,000 ounces per year. Production for the years 2020 and beyond will vary depending on the conversion of Wolfshag underground and open pit resources to reserves and bringing a potential underground mine into production on schedule. An updated new Life of Mine Plan incorporating new geotechnical, hydrogeological, and other studies and designs has now been delayed to the end of 2016 in order to assess options for a larger Wolfshag open pit and related underground mining.

For 2016, sustaining capital at the Otjikoto Mine is estimated to be approximately $17.4 million, which includes $14.7 million to expand the mining fleet for the development of the Wolfshag open pit. Non-sustaining capital costs are budgeted at $30.9 million for pre-stripping at the Wolfshag Phase 1 and Otjikoto Phase 2 Pits.

The total exploration budget for the Otjikoto Mine in 2016 is $4.7 million, which is planned to include 10,700 meters of drilling to infill the down plunge extension of the Wolfshag resource. In addition, drilling will commence to test the newly acquired Ondundu project, located 190 kilometres southwest of the Otjikoto Mine.

Masbate Mine – Philippines

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014

Gold revenue ($ in thousands)	49,219	68,608	208,641	233,953

Gold sold (ounces)	45,068	57,444	180,668	186,544

Average realized gold price ($/ ounce)	1,092	1,194	1,155	1,254

Tonnes of ore milled	1,681,891	1,735,934	6,876,408	6,134,326

Grade (grams/ tonne)	1.19	1.36	1.05	1.17

Recovery (%)	74.1	83.1	75.9	80.9

Gold production (ounces)	47,958	62,972	175,803	186,195

Cash operating costs(1) ($/ ounce gold)	512	607	657	724

Total cash costs(1) ($/ ounce gold)	601	649	726	771

All-in sustaining cost(1) ($/ounce gold)	795	776	965	1,023

Capital expenditures ($ in thousands)	9,755	7,390	37,691	39,889

Exploration ($ in thousands)	1,649	927	5,055	4,081

(1) Non-IFRS measure. A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

The Masbate Mine produced 47,958 ounces of gold in the fourth quarter of 2015 compared to 62,972 ounces in the fourth quarter of 2014, which was in-line with expectations. Gold production was approximately 24% lower in the fourth quarter of 2015 compared to the same period last year, mainly due to lower grades and lower recoveries. In the fourth quarter of 2014, higher grade oxide material from the Colorado Pit was processed with mill feed of approximately 72% oxide and gold grades averaging 1.36 g/t. For the fourth quarter of 2015, 25% of the feed for the plant was oxide ore and 75% was a mix of transitional and fresh ore as compared to a budget of 20% oxide ore. The oxide source was from the Colorado Pit. The transitional and fresh material was sourced from the Main Vein Stage 1 and 2, and Panique pits. Both material types were supplemented by stockpile sources.

The Masbate Mine’s cash operating costs per gold ounce (refer to “Non-IFRS Measures”) in the fourth quarter of 2015 were $512, 10% lower than budget and $95 per ounce lower than in the prior-year quarter. Cash operating costs per ounce in the fourth quarter of 2015 benefitted from lower fuel and energy consumption and cost, and a year-to-date $2 million retroactive adjustment to explosives costs due to the negotiation of a new contract with the explosives supplier. The actual purchase price of HFO and diesel were 44% and 35% lower than budget, respectively. In the fourth quarter, power consumption was reduced by 17%.

For the full-year 2015, the Masbate Mine produced 175,803 ounces of gold in the mid-range of its 2015 production guidance of 170,000 to 180,000 ounces. Gold production for the year was approximately 6% lower than in the previous year, due mainly to lower grades and recoveries, offset by higher throughput. In the second-half of 2014, production at the Masbate Mine benefited from mining of a high grade area within the Colorado Pit with significantly higher grades than typically encountered through the rest of the Colorado Pit.

The Masbate Mine’s cash operating costs per gold ounce for the year ended December 31, 2015 were $657, a reduction of $67 per ounce from the prior year and $93 per ounce under budget. Actual cash operating costs were significantly lower than the Company’s 2015 guidance range of $740 to $775 per gold ounce. Cost improvements for the year were driven by reductions in fuel and energy costs, lower explosive costs, production fleet productivity improvements, and reduced process costs related to power and liner consumption. HFO purchases were $0.34 per litre compared to a budget of $0.49 per litre, resulting in power costs of $0.13 per kWh versus a budget of $0.16 per kWh. Diesel costs were $0.49 per litre compared to a budget of $0.66 per litre for the year. All-in sustaining costs per gold ounce for the year were $965 per ounce (Refer to “Non-IFRS Measures”).

Capital expenditures in the fourth quarter of 2015 totalled $9.8 million which consisted mainly of plant upgrade ($4.7 million), mine equipment ($1.8 million), prestripping ($1.2 million) and land purchases ($1.1 million). Year-to-date capital expenditures totalled $37.7 million, consisting mainly of plant upgrade ($8.6 million), mine equipment ($8.1 million), prestripping ($6.7 million), mine infrastructure projects such as accessing, dump and stockpile development ($3.1 million), land purchases ($3.6 million), process plant initiatives ($2.5 million) and tailings pond upgrades ($2.1 million).

The Company has reviewed expansion case options for the process plant. Results from metallurgical studies indicate that project economics are improved with a coarser grind size if leach retention time is in excess of 24 hours, and that modifications must be made to the plant to ensure that process throughput remains at 6.5 million tonnes per year as the ore feed becomes harder with a lower percentage of oxide ore. Consequently, at this time, the Company has elected to limit its expansion activities to the installation of additional process tanks to increase leach retention time (“Masbate Plant Upgrade”). Additional expansion cases may be revisited in the future should economic conditions change, to move to finer grind sizing or to add additional plant capacity. The purpose of the Masbate Plant Upgrade is to promote improved gold recovery and higher throughput by the addition of pre-aeration, cyclone modifications (among other grinding circuit modifications) and longer retention time (increased tank capacity) for coarser material, thereby optimizing the economics of the existing facility without the large capital investment associated with a third ball mill.

The Company had originally planned to install the additional process tanks in 2015, however this was delayed to ensure that the specifications for tanks and agitators matched the designs for plant optimization. At December 31, 2015 the Company had incurred $8.6 million on the Masbate Plant Upgrade. The tanks are expected to be operational in the second quarter of 2016 and the remaining work of cyclones, screens, pre-aeration systems and carbon regeneration systems is expected to be commissioned late in the third quarter of 2016. Additional costs of $22.2 million expected to be incurred in 2016 to complete installation of the tanks (and other works) are included in the 2016 capital budget.

In the first quarter of 2015, the extension of the Masbate Mine’s income tax holiday was approved for an additional year to June 2016. The Company is in the process of applying for one additional year’s extension to June 30, 2017.

For the Masbate Mine, 2016 gold production is expected to be between 175,000 and 185,000 ounces, consistent with 2015 levels. Cash operating costs per gold ounce are forecast to be between $620 and $660.

The Masbate Mine is budgeted to process an average of 18,360 tonnes of ore per day for a total of approximately 6.7 million tonnes of ore for the year, reflecting an optimal throughput level while maximizing gold recoveries. Gold grades processed in 2016 are expected to average 1.15 g/t and gold recoveries are anticipated to average 72.1%. Mill feed is budgeted to consist of transitional and fresh (primary) ore sourced predominantly from the Main Vein Stage 1 Pit (81%) and oxide ore from the Colorado Pit (19%).

Sustaining capital costs at the Masbate Mine are budgeted to total $24.6 million, consisting primarily of capitalized stripping costs ($6.5 million), land purchases ($6.4 million), equipment purchases for both mine and process operations ($5 million) and mine infrastructure development and facilities improvements ($3.9 million). Non-sustaining capital costs related to the Plant Upgrade Project are budgeted to total $22.2 million.

The Masbate exploration budget for 2016 is approximately $4.9 million including 18,000 meters of drilling. The program includes further drilling in the Pajo area and on several other targets around the property.

La Libertad Mine - Nicaragua

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014

Gold revenue ($ in thousands)	40,363	40,853	142,291	189,648

Gold sold (ounces)	36,972	34,264	123,644	149,971

Average realized gold price ($/ ounce)	1,092	1,192	1,151	1,265

Tonnes of ore milled	584,511	547,477	2,307,921	2,190,937

Grade (grams/ tonne)	1.99	2.21	1.71	2.26

Recovery (%)	94.3	94.9	94.2	94.3

Gold production (ounces)	35,234	36,862	119,475	149,763

Cash operating costs(1) ($/ ounce gold)	601	634	716	572

Total cash costs(1) ($/ ounce gold)	623	660	740	598

All-in sustaining cost(1) ($/ounce gold)	877	876	988	883

Capital expenditures ($ in thousands)	6,635	4,442	20,503	28,363

Exploration ($ in thousands)	1,382	1,183	4,637	4,654

(1) Non-IFRS measure. A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

In the fourth quarter of 2015, La Libertad Mine produced 35,234 ounces of gold, approximately 19% or 8,141 ounces below budget. Gold production in the fourth quarter continued to be affected by permitting/resettlement delays at the new higher grade Jabali Antenna Pit. As a result, head grades were lower than anticipated (1.99 g/t compared to budget of 2.57 g/t). The Jabali Antenna Pit is now scheduled to enter the production stream in the second quarter of 2016, upon completion of permitting and resettlement activities. Gold production in the fourth quarter of 2015 was also 4% lower compared to 36,862 ounces produced in the fourth quarter of 2014, as the prior-year quarter had benefited from higher grade ore being processed from the Santa Maria Pit which is no longer active. The mill continues to operate well processing 584,511 tonnes (Q4 2014 – 547,477 tonnes) with gold recoveries averaging 94.3% (Q4 2014 – 94.9%). For the full-year 2015, La Libertad Mine produced 119,475 ounces of gold, approximately 15% below its original 2015 production guidance range of 135,000 to 145,000 ounces, but in-line with the reguided range of 120,000 to 125,000 ounces provided at the end of the third quarter. Annual gold production for the year was 20% lower compared to 149,763 ounces produced in 2014, as the prior-year had benefited from higher grade ore being processed from the Crimea and Santa Maria Pits which are no longer active. The mill continued to operate well in 2015, processing 2.3 million tonnes (2014 – 2.2 million tonnes) with gold recoveries averaging 94% (2014 – 94%).

La Libertad Mine’s cash operating costs per gold ounce (refer to “Non-IFRS Measures”) in the fourth quarter of 2015 were $601, $94 per ounce higher than budget due principally to lower gold production related to mine grade as discussed above. Compared to the fourth quarter of 2014, cash operating costs per ounce were $33 lower in the fourth quarter of 2015. Cash operating costs in the fourth quarter of 2014 had higher process maintenance costs and higher mining costs associated with material movement from the Mojon Pit. For the year ended December 31, 2015, La Libertad Mine’s cash operating costs per gold ounce were $716, $144 per ounce higher than in 2014 and $95 above budget/2015 guidance range. The increase over prior year actuals was driven by lower mine grades with the higher grade Crimea and Santa Maria pits having been mined out in 2014 and additional waste movement in 2015. The higher than budgeted cash operating costs per ounce exceeded the upper end of our 2015 guidance range of $605 to $635 per ounce and was mainly grade related as La Libertad Mine experienced delays in moving to the new higher grade Jabali pit areas, which is now scheduled for the second quarter of 2016. All-in sustaining costs for the year were $988 per ounce.

Capital expenditures in the fourth quarter of 2015 totalled $6.6 million which consisted mainly of prestripping ($1.5 million), Mojon underground development work ($1.5 million), and resettlement work ($0.9 million). Year-to-date capital expenditures totalled $20.5 million, consisting mainly of tailings storage facility design and construction ($6.5 million), prestripping ($3.4 million), resettlement work ($2.3 million), and Mojon underground development work ($1.5 million).

La Libertad Mine is expected to produce approximately 125,000 to 135,000 ounces of gold in 2016 at a cash operating cost per ounce of approximately $650 to $680.

La Libertad Mine is budgeted to process an average of 6,350 tonnes of ore per day for a total of approximately 2.3 million tonnes of ore for the year at an average grade of 1.86 g/t gold. Gold recoveries are expected to average 94%. Mill feed is expected to consist mainly of high grade ore from the Jabali Central (31%), Jabali Antenna (9%), and Los Angeles (5%) open pits, which will be blended with lower grade spent ore (50%) and material from Mojon underground development (5%).

Gold production at La Libertad in 2016 is expected to be slightly weighted towards the second-half of the year (55%), as the new high grade Jabali Antenna Pit is now scheduled to commence production in the second quarter of 2016, upon completion of permitting and resettlement activities. The mining permit for Jabali Antenna is anticipated to be received in the second quarter of 2016. Negotiations have been finalized for resettlement from the key areas near the pit, and agreements are currently being formalized. Documented resolution of those key areas, expected by the end of March 2016 is a requirement prior to concluding the permitting process with the government of Nicaragua. Budgeted sustaining capital costs for La Libertad Mine in 2016 total $28 million, including pre-stripping costs ($11.1 million), land purchases ($6.6 million), tailings pond expansion ($5 million), Mojon underground mine development ($3.7 million) and water management infrastructure in Jabali consisting of a new pumping station and treatment plant ($1.4 million). The Company has budgeted non-sustaining capital costs of approximately $3.5 million, primarily for underground development.

La Libertad Mine’s exploration budget for 2016 is approximately $5 million for a total of 9,050 metres of planned diamond drilling. The program comprises largely of brownfields (near mine) drilling, including Jabali Antenna East infill drilling, Mojon underground potential and other targets.

El Limon Mine – Nicaragua

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014

Gold revenue ($ in thousands)	10,935	12,961	61,044	63,023

Gold sold (ounces)	10,176	10,904	52,776	49,704

Average realized gold price ($/ ounce)	1,075	1,189	1,157	1,268

Tonnes of ore milled	93,213	126,262	468,972	482,065

Grade (grams/ tonne)	3.19	3.18	3.69	3.38

Recovery (%)	93.7	92.9	94.1	91.6

Gold production (ounces)	8,903	11,970	52,264	48,045

Cash operating costs(1) ($/ ounce)	958	886	713	844

Total cash costs(1) ($/ ounce)	1,033	959	783	921

All-in sustaining cost(1) ($/ounce gold)	1,466	1,268	1,279	1,354

Capital expenditures ($ in thousands)	2,075	2,219	18,846	15,539

Exploration ($ in thousands)	659	732	3,324	4,163

(1) Non-IFRS measure. A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

In the fourth quarter of 2015, El Limon Mine produced 8,903 ounces of gold (Q4 2014 – 11,970 ounces), significantly below budget of 17,572 ounces, due to the following three issues. The first issue was an illegal blockade that impeded production from September 28, 2015 to October 18, 2015. The second issue arose, upon resumption of operations, when difficulties were encountered in achieving planned plant throughput of 62 tonnes per hour. Design throughput was re-established in mid-November after review and modification of a number of physical and operational parameters related to ore sizing and grinding operation, including the SAG mill liners. The third issue occurred in December as the mine switched to a planned deep well dewatering system. The well refresh rate was found to be lower than expected, affecting the rate at which underground operations were able to lower the water elevation and access deeper, higher grade stopes. This issue is presently in the process of being resolved with the addition of more localized drain holes to provide additional capacity to collect water. For the full-year 2015, El Limon Mine produced 52,264 ounces of gold, slightly below the lower end of its 2015 production guidance range (of 55,000 to 65,000 ounces). Gold production for the year was approximately 9% higher compared to 2014, as gold production in the prior-year had been negatively affected by installation delays for a dewatering system at Santa Pancha 1 which impeded access to higher grade zones.

El Limon Mine’s cash operating costs per gold ounce (refer to “Non-IFRS Measures”) in the fourth quarter of 2015 were $958, $356 per ounce higher than budget and $72 per ounce higher than in the prior-year quarter. Cash operating costs per gold ounce were higher than budget and the prior year quarter due to lower production as described above. Cash operating costs per ounce were $713 for the year ended December 31, 2015, approximately $19 per ounce above budget and $131 per ounce lower than the same period in 2014. All-in sustaining costs per gold ounce for the year were $1,279 per ounce (Refer to “Non-IFRS Measures”).

Capital expenditures in the fourth quarter of 2015 totalled $2.1 million which consisted mainly of underground deferred development ($0.6 million), underground equipment ($0.5 million), process plant equipment and SAG mill improvements ($0.5 million), and tailings dam expansion ($0.2 million). Year-to-date capital expenditures totalled $18.8 million, consisting mainly of tailings dam expansion ($6.3 million), underground deferred development ($4.6 million), underground equipment ($4.7 million) and process plant equipment and improvements ($2.3 million).

From September 28, 2015 to October 18, 2015, access to the operation of El Limon Mine and process facility had been illegally blocked by a group of workers, community members, and other persons not affiliated with El Limon Mine. As a result, mining operations were temporarily halted. The illegal blockade commenced at the conclusion of a legal process instituted to dismiss three employees who were complicit in initiating prior illegal blockades.

On October 17, 2015, the Government of Nicaragua instructed the police to remove the illegal blockade, arrest those responsible for prior violent actions that left one police officer deceased and others injured, and establish civil order in the town of El Limon. The illegal blockade was successfully removed by the police and workers were able to return to work. On October 19, 2015, normal operations resumed at the mine.

On October 12, 2015, the Ministry of Environment and Nature Resources denied the mine permit process for the Pavon Project, citing environmental concerns. As the Company cannot now develop this project, the related costs of $8.5 million have been recorded as an expense in the statement of operations.

In 2016, forecast gold production from El Limon Mine is 50,000 to 60,000 ounces at a cash operating cost per gold ounce of approximately $610 to $650.

El Limon Mine is budgeted to process approximately 0.5 million tonnes of ore at an average grade of 3.88 g/t gold with gold recoveries averaging 94% for 2016. All process ore is expected to come from underground sources (Santa Pancha 1 and Santa Pancha 2) this year. Gold production is expected to be slightly weighted towards the second-half of the year (55%), as the SAG mill ring gear change-out is planned for the second quarter of 2016 and grades are expected to be slightly higher in the second-half.

The Company plans to undertake sustaining capital expenditures at El Limon Mine totaling $10 million in 2016, of which $6.7 million relates to underground development.

El Limon Mine’s exploration budget for 2016 is approximately $4.1 million for a total of 8,300 metres of planned diamond drilling. The program largely comprises of brownfields (near mine) drilling, including further #8 shaft infill drilling, Atravesada infill drilling and some blue-sky potential to the west side of the property.

Fekola Project - Mali

On June 11, 2015, the Company announced the results of an optimized Feasibility Study for the Fekola Project in Mali which indicated robust economics. Highlights of the optimized Feasibility Study on a 100% ownership and pre-tax basis (as noted below, it is expected that the State of Mali will acquire a 20% interest in the Fekola Project) include:

•	An open pit gold mine with an initial production life of mine (“LOM”) of 12.5 years based on the probable mineral reserves;
•

Estimated average annual gold production for years one through seven of 350,000 ounces per year at a $418 operating cash cost per ounce (based on low grade stockpiling in the early years of operation);

•	Estimated average annual LOM gold production of 276,000 ounces per year at an operating cash cost of $552 per ounce;
•	New open pit probable mineral reserves of 49.2 million tonnes at a grade of 2.35 g/t gold containing 3.72 million ounces of gold at a stripping ratio of 4.5:1;
•	Estimated average LOM gold recovery of 92.8% resulting in a total of 3.45 million ounces produced over the 12.5 year LOM;
•

Estimated pre-production capital cost of $395 million plus $67 million of equipment financing. This does not include approximately $37.9 million of early works (including access roads, construction aggregate stockpiling, airstrip construction and land clearing), completed by the end of June 2015;

•

At an indicated gold price of $1,300 per ounce (the base case gold price used in the Feasibility Study), an estimated cumulative LOM pre-tax net cash-flow of $1.66 billion. At a gold price of $1,200 and $1,100 per ounce (the sensitivity analysis indicated), an estimated cumulative LOM pre-tax net cash flow of $1.34 billion and $1.02 billion, respectively; and,

•

At an indicated gold price of $1,300 per ounce (the base case gold price used in the Feasibility Study), an estimated net present value (at a 5% discount rate) of $1.01 billion and pre-tax internal rate of return of 35%. At a gold price of $1,200 and $1,100 per ounce (the sensitivity analysis indicated), an estimated net present value (at a 5% discount rate) of $0.80 billion and $0.58 billion, respectively, and an estimated pre- tax internal rate of return of 30% and 25%, respectively.

For additional details regarding the Feasibility Study, please refer to the Company’s press release dated June 11, 2015 or the technical report in respect of the Feasibility Study which was filed on July 24, 2015, each of which may be found under B2Gold’s corporate profile on SEDAR at www.sedar.com.

In the fourth quarter of 2015, activities ramped up in preparation for full construction. Significant activities included:

•	Formal ground-breaking ceremonies for the Fekola Project with local and national leaders;
•	Clearing and topsoil removal at the tailings basin;
•	Blasting at the tailings basin to generate rip-rap and embankment material;
•	Camp construction including earthwork, concrete foundations, and erection of living quarters as well as power, water, and other support facilities;
•	Construction of workshops, laydown areas, office facilities, and fencing for the construction site; and
•	Civil works including earthworks and steel piling installation in the mill and leach tank areas.

In addition to the on-site progress, the B2Gold project team continued to work on final design, procurement, and planning. Numerous major mill packages have been issued for purchase including grinding mills, crushers, tanks, and motors. Detailed design for the Fekola Project plant and infrastructure construction is being completed by Lycopodium Engineering (Australia). This is the same engineering group that was used to design the Otjikoto Mine and many of the same Lycopodium project engineers are involved in the design phase. Additionally, many of the same vendors that have provided equipment to the Otjikoto Mine have been successful in their bids on equipment packages for the Fekola Project infrastructure and plant. In addition, the mill is under construction by the same core team that recently completed Otjikoto Mine with many of the key team members working with B2Gold since the Company’s inception.

The initial 2015 budget for the Fekola Project for early earthworks was $38 million for the early earthworks and $4 million for the feasibility study costs. Following completion of the Fekola feasibility study in June 2015, the 2015 Fekola Project construction budget and timing was approved, resulting in an increase of $77 million in budgeted Fekola costs from $38 million to $115 million, to cover the purchase of additional plant and equipment, order of long-lead items and ongoing site development. The $77 million uplift was the 2015 portion of the total expected feasibility construction costs of $395 million discussed above. Actual expenditures for 2015 were $129.3 million ($37.9 million for early earthworks and $91.4 million for development). The additional $14 million incurred was due to the timing of deposit advances. In December 2015 the Company took advantage of purchasing opportunities in the market place to make some strategic long-lead item orders to secure the project schedule at favorable pricing terms. As a result, the timing of deposits on certain long-lead items was accelerated to December 2015 instead of the first quarter of 2016. Major advanced purchases included payments for the power plant, mills and processing equipment, processing construction equipment, and civil/mining equipment. The advances related to these purchases reflect changes in timing only and do not impact the overall forecast Fekola Project pre-production capital costs of $395 million.

The 2016 construction and development budget for the Fekola Project totals approximately $233 million. In 2016, the Company expects to continue to develop the project with work in all major areas. Excavation and compaction of the mill area will be supported by an on-site geotechnical laboratory and concrete will be provided by an on-site batch plant. Concrete work will commence in the first quarter of 2016 and structural steel and tank erection is expected to begin in the second quarter of 2016. Major earthworks expected to be undertaken in 2016 include the tailings storage facility and the surface water dam. Construction activities including the access road, airstrip, construction site establishment, and tailings storage facility are ahead of the original project schedule. Based on current assumptions the Fekola Project remains on schedule to commence production in late 2017.

On March 14, 2016 the Company, signed a commitment letter to enter into a Euro equivalent of $80.9 million term Equipment Facility (“The Facility”) with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro equivalent of $ 80.9 million is to be made available to the Company’s majority-owned subsidiary, Fekola S.A. to finance or refinance equipment at the Company's Fekola Project. The total commitment amount of $ 80.9 million is $14 million higher than the equipment financing originally estimated in the Fekola Feasibility Study.

In 2015, exploration at the Fekola Project included 52,767 meters of core, reverse circulation, air core and auger drilling and focussed on the main open pit Fekola Project deposit, the extension of the main Fekola Project mineralization to depth outside the feasibility design pit and a number of regional grassroots targets. In 2016, the exploration program in Mali is expected to include approximately 43,000 meters of diamond, reverse circulation and aircore drilling at the Fekola Project and targets around the Fekola Project. The total budget for 2016 will be $6.9 million.

In January 2015, the Company purchased the remaining 10% interest in Songhoi Resources SARL (“Songhoi”) owned by a Malian company. The purchase price consisted of $21.2 million in cash and common shares and the grant of a 1.65% net smelter royalty (“NSR”) on the Fekola Project after deducting costs for smelting, refining and government fees. The cash and common shares are payable in three tranches: (1) $5.7 million cash and $6 million payable in common shares were paid/issued on closing (paid/issued), (2) $2 million cash and $4 million payable in cash or common shares at the holder’s option on the first anniversary of the agreement date (paid January 18, 2016) and (3) $1.5 million cash and $2 million payable in cash or common shares at the holder’s option upon achievement of commercial production at the Fekola Project.

The Company is in the process of incorporating a wholly-owned subsidiary company in Mali (the “Exploitation Company”). In conjunction with the negotiation of a related shareholder’s agreement, the mining license for the Fekola Project currently held in Songhoi will be transferred to the Exploitation Company and the Government of Mali will take a free carried 10% equity interest in the Exploitation Company. The Malian Mining Code also allows the Government of Mali the option to purchase (at market terms) an additional 10% interest in the Exploitation Company. The Government of Mali has expressed an interest in exercising its option to purchase the additional 10% interest and negotiations are ongoing. Both parties have engaged an independent external valuator to prepare a valuation of the additional 10% interest in the Exploitation Company so that a final purchase price can be determined. If the Government of Mali elects to proceed, as anticipated, the final ownership of the Exploitation Company will be 80% held by the Company and 20% held by the Government of Mali. The Company has also begun the process of negotiating a new Mining Convention with the Government of Mali which will govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Project. Creation of the Exploitation Company was completed in February 2016 and the Company expects to finalise ownership interests in the Exploitation Company in the second quarter of 2016. At that point the Fekola Project mining licence will also be transferred into the Exploitation Company in accordance with Malian Law. The Company expects to complete its Convention negotiations by no later than the end of 2016.

In 2005 Papillon, which was subsequently acquired by the Company, entered into an exclusive joint agreement with a local Malian company whereby Papillon agreed to pay the local Malian company 1% of any dividend received from any joint exploitation company formed in Mali. On March 19, 2015, the Company and the local Malian company signed an agreement whereby the rights described above were terminated. As consideration for these rights, B2Gold shares were issued for a total value of $4 million and a cash payment of $4 million was made. The 1% dividend is equivalent to a non-controlling interest as it would give the local Malian company a participation in the net assets of any joint exploitation company. As a result, the $8 million consideration paid was recorded as a charge to retained deficit.

Kiaka Project – Burkina Faso

An environmental and social impact assessment (“ESIA”) was completed and submitted to the regulatory agencies in February 2014 and a permitting study to advance the Kiaka Project to an exploitation licence was completed and submitted to the Ministry of Mines and Energy in Burkina Faso in March 2014. The two permitting applications were based on processing 6 million tonnes per annum of higher grade ore at the plant while the lower grade ore is stockpiled, and uses a smaller pit that resulted in an improved ore to waste ratio. The Company completed the public consultation process and other requirements and formal approval of the ESIA was granted on April 15, 2015. Final review of the mining license has been completed, the formal application was submitted on July 15, 2015 and the Council of Ministers approved the mining license on November 25, 2015.

The Company has incorporated a new exploitation company, Kiaka SA, by way of a shareholders meeting held on January 20, 2016. The shareholding of Kiaka SA is held 9% by GAMS-Mining F&I LTD, 10% by the State of Burkina Faso and 81% by us (indirectly through our subsidiary, Kiaka Gold SARL). The process of getting the mining license formally signed and issued to Kiaka SA is ongoing.

Burkina Faso has adopted a new Mining Code which was approved on July 16, 2015. The impact that this new Mining Code will have on the Kiaka Project is currently under review and is being discussed with the new administration. The new Mining Code became effective on October 29, 2015 when it was formally published. The new Mining Code includes increases in corporate income tax, an additional 1% tax for a Local Development Fund and a preferred dividend for the State. All of these changes are negative for the Kiaka Project and other development projects in Burkina Faso.

The transition leadership in Burkina Faso has stepped down as national elections were held in Burkina Faso on November 29, 2015, and a new cabinet was appointed on January 13, 2016. The administration is led by Roch Marc Christian Kobore, the new President, Minister of Defense and Veterans’ Affairs.

The Company continues to evaluate its timeline for update of the feasibility study, based on current economic conditions.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2015 the Company had cash and cash equivalents of $85.1 million compared to cash and cash equivalents of $132.6 million at December 31, 2014. Working capital at December 31, 2015 was $104.7 million compared to working capital of $175.0 million at December 31, 2014.

Cash flow from operating activities was $48.5 million ($0.05 per share) in the fourth quarter of 2015 compared to $41.1 million ($0.04 per share) in the fourth quarter of 2014. Cash flow from operating activities during the three months ended December 31, 2015 reflected higher sales volume compared to the same period in 2014 primarily as result of the inclusion of a full quarter’s sales from the Otjikoto Mine in 2015 (sales of 35,266 ounces). The benefit of the higher sales volumes was offset by lower average gold prices and a $13.4 million net working capital change decrease mainly resulting from an increase in accounts receivable and prepaids balances, lower value-added tax receipts and lower accounts payable balances. Cash flow from operating activities was $175.4 million ($0.19 per share) during the year ended December 31, 2015 compared to $117.2 million ($0.16 per share) in 2014. The increase in operating cashflows for the year ended December 31, 2015 is mainly the result of increased gold sales following the commencement of commercial production at the Otjikoto Mine on March 1, 2015, positive working capital changes of $10.5 million and a reduction in VAT costs of $6.4 million. The main changes in working capital related to inventories and accounts payable. The year ended December 31, 2015 benefitted from the drawdown of the ore stockpile at the Masbate Mine in the amount of $6.4 million and a reduction of gold bullion inventory of $8.6 million. These positive cashflow variances from operating activities were partially offset by lower realized gold prices (9%) in the period.

On May 20, 2015, as amended March 11, 2016, the Company signed a credit agreement with a syndicate of international banks for a New RCF for an aggregate amount of $350 million. The New RCF also allows for an accordion feature whereby, upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date.

The term for the New RCF is four years, maturing on May 20, 2019, except that it shall become due on July 1, 2018 in the event that greater than 25% of the Company’s convertible notes, initially due on October 1, 2018, remain outstanding or the maturity date of the convertible notes has not been extended to at least 90 days after May 20, 2019. The New RCF will bear interest on a sliding scale of between Libor plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.5% and 0.925%.

The Company has provided security on the New RCF in the form of a general security agreement from the Company granting a security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the New RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at December 31, 2015, the Company was in compliance with these debt covenants.

On June 11, 2015, the Company drew down $150 million under the New RCF. The amount drawn was used to repay the cumulative amount drawn under the Old RCF. During the six months ended December 31, 2015, the Company drew down an additional $75 million under the New RCF leaving an undrawn balance of $125 million at December 31, 2015.

Transaction costs relating to the New RCF totalled $6.1 million and are being recognized over the term of the facility using the effective interest rate method. The principal amount owing under the New RCF has been presented on the balance sheet net of the unamortized balance of transaction costs.

On March 14, 2016, the Company received approvals for Prepaid Sales Financing Arrangements of up to $120 million from its New RCF Bank Syndicate. The Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment (“Prepaid Amount”).

The Prepaid Sales Arrangements have a term of 33 months commencing March 2016, and settlement will be in the form of physical deliveries of unallocated gold from any of the Company’s mines in 24 equal monthly installments during 2017 and 2018.

Initial Prepaid Sales contracts have been entered into for the delivery of approximately 43,100 ounces of gold in each of 2017 and 2018, for total cash Prepaid Amount proceeds of $100 million. Proceeds from the Prepaid Sales will be used for the construction of the Company’s Fekola Project in Mali. The Company expects to enter into additional Prepaid Sales Arrangements totalling $20 million.

On March 14, 2016, the Company signed a commitment letter to enter into a Euro equivalent of $ 80.9 million term Equipment Facility (“The Facility”) with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro equivalent of $ 80.9 million is to be made available to the Company’s majority-owned subsidiary, Fekola S.A. to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Project in Mali.

The Facility shall be available for a period commencing on the closing date of The Facility and ending on the earlier of the day when the Facility is fully drawn and 30 months from the closing date of The Facility. Completion and funding under the Facility are subject to normal conditions precedent, including the preparation and execution of definitive documentation, due diligence and receipt of any necessary regulatory approvals.

The Facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan.

The Facility has an interest rate of EURIBOR plus a margin of 3.85% on equipment loans advanced under The Facility and a commitment fee of 1.15% per annum on the undrawn balance of The Facility for the first 24 months of the availability period and 0.5% thereafter, each payable quarterly.

The Otjikoto equipment loan facility, entered into on December 4, 2013 has been increased by $4.5 million to $45.4 million. This will allow B2Gold Namibia to finance or refinance 2016 mining fleet and equipment at the Company's Otjikoto Mine in Namibia. Completion and funding under the facility are subject to conditions precedent, including the preparation and execution of definitive documentation and due diligence.

For the three and twelve months ended December 31, 2015, resource property expenditures totalled $91.2 million and $285.8 million, respectively with the most significant components being the Fekola Project with expenditures of $52.1 million and $129.3 million, respectively, the Masbate Mine with capital expenditures of $9.8 million and $37.7 million, respectively, and the Otjikoto Mine with net capital expenditures of $7.0 million and $34.8 million, respectively. The Otjikoto Mine’s net capital expenditures included a pre-production revenue offset of $23.1 million. Commercial production was achieved ahead of schedule on February 28, 2015. The Otjikoto Mine development expenditures included payments for the year ended December 31, 2015, totalling $14.4 million for capital costs incurred and liabilities recorded in 2014.

As at December 31, 2015, the Company had commitments, in addition to those disclosed elsewhere in this MD&A, for payments of $90.6 million for the Fekola Project equipment and development costs. Of this $87.5 million is expected to be incurred in 2016 and $3.1 million in 2017.

For 2016, the Company has budgeted total capital expenditures at the Masbate Mine of approximately $46.8 million, $48.3 million at the Otjikoto Mine, $31.5 million at La Libertad Mine and $10.0 million at El Limon Mine. The 2016 construction and development budget for the Fekola Project totals approximately $233 million. The Company’s total 2016 exploration budget is approximately $30.0 million.

The following table summarizes the Company’s contractual obligations as at December 31, 2015 (by payment due date):

	2016	2017	2018	2019	2020	Total
	$	$	$	$	$	$

Accounts payable and accrued liabilities	58,744	-	-	-	-	58,744
Derivative liabilities	10,618	8,944	10,024	-	-	29,586
Convertible senior subordinated notes:
Principal	-	-	258,750	-	-	258,750
Interest	8,409	8,409	8,409	-	-	25,227
New revolving credit facility:
Principal	-	-	-	225,000	-	225,000
Interest & commitment fees (estimated)	8,785	8,785	8,785	3,416	-	29,771
Otjikoto Mine equipment loan facility:
Principal	6,865	6,865	6,820	1,461	-	22,011
Interest (estimated)	795	514	233	29	-	1,571
Nicaraguan equipment loans:
Principal	1,681	1,657	945	357	41	4,681
Interest (estimated)	167	100	37	8	-	312
Capital expenditure commitments	87,451	3,144	-	-	-	90,595
Mine restoration provision	483	1,723	-	6,030	12,035	20,271
Employee future benefits	662	662	662	2,476	2,055	6,517
Other liabilities	6,000	3,500	-	-	-	9,500

	190,660	44,303	294,665	238,777	14,131	782,536

In light of the downturn in the spot price of gold during 2015, the Company’s 2016 budget reflects cost control initiatives, the scale-back of non-core development activity and reductions in capital expenditures, exploration and G&A costs. The core activities of the Company remain its current mining operations and the construction of its Fekola Project. In addition, the Company will continue exploration programs focused primarily on brownfields exploration on the Company’s existing projects.

The Company believes that with the receipt of cumulative cash Prepaid Sales funds of $120 million, closing of the $80.9 million Fekola Equipment Facility, and based on current assumptions, that the construction of the Fekola Project is fully funded and remains on schedule to commence gold production in late 2017. In addition to this funding, the Company also intends to fill the accordion feature of the New RCF later in 2016, to provide additional liquidity resources.

Gold commitments

Under the terms of the Old RCF, the Company was required to maintain gold forward contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. These contracts were excluded from the scope of IAS 39 and were accounted for as executory contracts because they were entered into and continued to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts were recorded in the financial statements.

At December 31, 2015, the following gold forward contracts with respect to the Otjikoto Mine were outstanding and continue to be accounted for as executory contracts (by maturity dates):

	2016	2017	2018	Total

Gold forward contracts:
Ounces	9,000	9,000	7,500	25,500
Average price per ounce (rand)	16,020	16,020	16,020	16,020

Derivative financial instruments

Gold forwards

On June 11, 2015, in connection with the termination the Old RCF, the Company novated certain executory contracts required under the Old RCF to the counterparties of the New RCF. The novated contracts were repriced to include a $2.5 million finance charge which has been included in interest and financing expense on the statement of operations.

As a result of the repricing, these contracts are no longer excluded from the scope of IAS 39. These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The Company recognised the full $14.0 million fair value of the new contracts as a liability on the date of novation. Of this, $11.5 million relating to the fair value of the old contracts at the time of novation was treated as an unrealized loss on derivative instruments and $2.5 million, relating to the cost of the novation, was treated as a financing charge. Following initial recognition of the contracts, at December 31, 2015, a further unrealized loss on derivative instruments of $7.4 million was recorded in the statement of operations relating to these contracts.

In connection with the termination of the Old RCF, the Company also settled contracts for the sale of 29,900 ounces at an average exercise price of 15,895 rand per ounce for $1.6 million. This has been recorded as part of realized losses on derivative instruments in the statement of operations.

As at December 31, 2015, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto Mine were outstanding (by maturity dates):

	2016	2017	2018	Total

Gold forward contracts:
Ounces	33,186	35,916	35,916	105,018
Average price per ounce (rand)	15,002	15,044	15,044	15,031

The unrealized fair value of these contracts at December 31, 2015 was $(21.4) million.

Gold zero-cost collar contracts

In the second and third quarters of 2013, as a result of the requirements under the Old RCF, the Company entered into a series of “zero-cost put/ call” collar contracts for gold with settlements scheduled between January 30, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce. These derivative instruments were not designated as hedges by the Company and recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

For the year ended December 31, 2015, the Company recorded an unrealized derivative gain of $0.5 million (2014 – $0.5 million) in the statement of operations on these contracts.

The following is a summary, by maturity dates, of the Company’s zero-cost gold collar contracts outstanding as at December 31, 2015:

	2016	2017	2018	Total

Gold zero-cost collars:
Floor amount (ounces)	10,200	10,200	1,400	21,800
Average floor price	$1,000	$1,000	$1,000	$1,000

Ceiling amount (ounces)	18,300	18,300	2,100	38,700
Average ceiling price	$1,721	$1,721	$1,700	$1,720

The unrealized fair value of these contracts at December 31, 2015 was $0.9 million.

Forward contracts – fuel oil, gas oil, diesel

In the fourth quarter of 2014 and during the year ended December 31, 2015, the Company entered into a series of forward contracts for the purchase of fuel oil, gas oil and diesel with settlements scheduled between January 2015 and January 2018. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations.

For the year ended December 31, 2015, the Company recorded an unrealized derivative loss of $5.1 million (2014 – $3.1 million) in the statement of operations on these contracts.

The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at December 31, 2015:

	2016	2017	2018	Total

Forward – fuel oil:
Litres (thousands)	21,901	16,444	1,328	39,673
Average strike price	$0.33	$0.31	$0.31	$0.32

Forward – gas oil:
Litres (thousands)	12,606	4,158	280	17,044
Average strike price	$0.45	$0.44	$0.44	$0.45

Forward – diesel:
Litres (thousand)	8,484	706	-	9,190
Average strike price	$0.47	$0.46	$-	$0.46

The unrealized fair value of these contracts at December 31, 2015 was $(8.2) million.

Foreign currency contracts

In previous years, the Company entered into foreign currency contracts to manage its foreign currency exposure of forecast expenditures denominated in Namibian dollars relating to the development of the Otjikoto Mine. During the year ended December 31, 2014, all of the Company’s forward currency contracts settled. The Company recognized a realized derivative loss of $1.9 million on these contracts in 2014 and an unrealized gain of $2.6 million.

Operating activities

Cash flow from operating activities increased to $175.4 million ($0.19 per share) during the year ended December 31, 2015, despite a decline in realized gold prices, compared to $117.2 million ($0.16 per share) in 2014. The increase in operating cashflows for the year ended December 31, 2015 is mainly the result of increased gold sales following the commencement of commercial production at the Otjikoto Mine on March 1, 2015, positive working capital changes of $10.5 million and a reduction in VAT costs of $6.4 million. The main changes in working capital related to inventories and accounts payable. The year ended December 31, 2015 benefitted from the drawdown of the ore stockpile at the Masbate Mine in the amount of $6.4 million and a reduction of gold bullion inventory of $8.6 million. These positive cashflow variances from operating activities were partially offset by lower realized gold prices (9%) in the period.

Financing activities

The Company’s net cash from financing activities for the year ended December 31, 2015 was $75.4 million. The Company made the following facility drawdowns, net of transaction costs during the year ended December 31, 2015: Old RCF - $25 million, New RCF - $218.7 million and Otjikoto equipment loan facility - $3.9 million. During the same period, the Company repaid the following facilities: Old RCF - $150 million and Otjikoto equipment loan facility - $6.9 million.

During the year ended December 31, 2015, the Company made interest and commitment fee payments of $14.6 million.

Investing activities

For the year ended December 31, 2015, resource property expenditures totalled $285.8 million with the most significant components being the Fekola Project with expenditures of $129.3 million, the Masbate Mine with capital expenditures of $37.7 million, and the Otjikoto Mine with net capital expenditures of $34.8 million. The Otjikoto Mine’s net capital expenditures included a pre-production revenue offset of $23.1 million. Commercial production was achieved ahead of schedule on February 28, 2015. The Otjikoto Mine development expenditures included payments for the year ended December 31, 2015 totalling $14.4 million for capital costs incurred and liabilities recorded in 2014.

Exploration

Resource property expenditures on exploration are disclosed in the table below.

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Masbate Mine, exploration	1,649	928	5,055	4,082
La Libertad Mine, exploration	1,382	1,183	4,637	4,654
Otjikoto Mine, exploration	957	1,920	4,196	6,274
Kiaka Project, exploration	1,245	2,222	3,958	7,906
El Limon Mine, exploration	659	732	3,324	4,163
Fekola Project, exploration/feasibility	3,072	6,887	3,072	6,887
Other	2,509	2,008	9,755	6,704

	11,473	15,880	33,997	40,670

Otjikoto Mine

On January 20, 2015, the Company announced an increased inferred mineral resource estimate for the Wolfshag zone gold deposit at the Otjikoto Mine. An updated new Life of Mine Plan incorporating new geotechnical, hydrogeological, and other studies and designs has now been delayed to the end of 2016 in order to assess options for a larger Wolfshag open pit and related underground mining.

A total of 20,605 metres of diamond drilling was carried out in and near the Otjikoto deposit and Wolfshag zones at the Otjikoto Mine in 2015. An additional 1,453 metres of reverse circulation and 8,500 metres of rotary air blast (RAB) drilling was conducted on regional exploration targets. The majority of the diamond drilling was focussed on the southern, deeper, portion of the Wolfshag zone to decrease the drill hole spacing in support of a Wolfshag resource model update and underground scoping study. Exploration has confirmed a new zone of mineralisation, the Wolfshag East zone, 850 metres east of the Wolfshag zone. The new zone was first identified with 2014 in soil geochemistry and follow-up RAB drilling. Diamond drilling highlights from the new zone include 5.54 g/t gold over 6.0 metres in hole WH15-216 and 6.81 g/t gold over 11.6 metres in hole WH15-223. It is expected that these holes will be followed up in 2016 as part of a 29,000 metre core, reverse circulation and RAB drill program.

The total exploration budget for the Otjikoto Mine in 2016 is $4.7 million, which is planned to include 10,700 meters of drilling to infill the down plunge extension of the Wolfshag resource. In addition, it is expected that drilling will commence to test the newly acquired Ondundu project, located 190 kilometres southwest of the Otjikoto Mine.

Masbate Mine

The 2015 Masbate exploration drill program comprised 12,254 metres of diamond drill core and reverse circulation drilling. The objective of the exploration drilling was to identify potential additional mineral resources to the mine and targeted six areas within trucking distance to the mine.

The Pajo area, located one kilometer north of the Colorado open pit with easy road access to the Masbate Mine mill complex was a primary focus of exploration in 2015. Highlights from the exploration drilling include PHRC079 which intersected 11.0 metres true width grading 1.71 g/t gold, PHRC118 which intersected 9.20 metres true width grading 6.93 g/t gold, PHRC136 which intersected 21.08 metres true width grading 2.26 g/t gold and PHRC077 which intersected 14.50 metres true width grading 3.54 g/t gold.

The Montana SE zone is the southward extension of the Montana vein which is scheduled for production in 2017. Highlights from the 2015 exploration drilling include MONRC128 which intersected 19.20 metres true width grading 5.14 g/t gold including 3.01 metres true width grading 27.95 g/t gold, MONRC131 which intersected 6.34 metres true width grading 4.16 g/t gold, MONRC132 which intersected 17.14 metres true width grading 1.50 g/t gold and MONRC135 which intersected 11.51 metres true width grading 1.57 g/t gold.

The Masbate exploration budget for 2016 is approximately $4.9 million and is expected to consist of 18,000 metres of drilling to continue to test these new zones. At the same time an aggressive surface exploration program comprising geological target generation and follow up prospecting, geochemical sampling and trenching is also planned for 2016.

La Libertad Mine

At La Libertad Mine, 11,692 metres of diamond drill core were drilled in 2015. The primary focus of exploration drilling in 2015 was evaluating the underground potential of the Jabali Antenna and Mojon vein systems as well as testing the open pit potential on other regional targets such as Los Angeles -Mestiza structure and San Francisco. Drilling at Jabali Antenna East returned high grade results with JB15-029 returning 8.24 metres grading 5.14 g/t gold, JB15-428 returning 3.57 metres grading 17.0 g/t gold and JB15-426 returning 4.55 metres grading 5.0 g/t gold. At Los Angeles-Mestiza, a potential strike extension of Los Angeles mineralization was identified in MZ 15-007 that intersected 8.2 metres grading 4.56 g/t. In addition, first-pass drilling on a new target near Mojon returned encouraging results with TP15-003 intersecting 16.0 metres grading 3.49 g/t gold (including 6.0 metres grading 5.52 g/t gold).

La Libertad’s exploration budget for 2016 is approximately $5 million for a total of 9,050 metres of planned diamond drilling. The program is largely comprised of brownfields (near mine) drilling, including Jabali Antenna East infill drilling, Mojon underground potential and other targets.

El Limon Mine

El Limon Mine diamond drilling in 2015 totaled 10,271 metres, focused mainly on Santa Pancha 1 (SP1), Atravesada, Veta Nueva and other targets, including Portal. The SP1 (Pozo #8) results were encouraging with highlights including LIM-15-3900 which intersected 5.60 metres grading 19.66 g/t gold, LIM-15-3918 which intersected 5.54 metres grading 25.50 g/t gold and LIM-15-3899 which intersected 10.0 metres grading 7.19 g/t gold. Portal North vein returned 4.65 metres grading 4.61 g/t gold in hole LIM-15-3911.

El Limon’s exploration budget for 2016 is approximately $4.1 million for a total of 8,300 metres of planned diamond drilling. The program is largely comprised of brownfields (near mine) drilling, including further #8 shaft infill drilling, Atravesada infill drilling and some blue-sky potential to the west side of the property.

Fekola Project

In 2015, exploration at the Fekola Project included 52,767 meters of core, reverse circulation, air core and auger drilling and focussed on the main open pit Fekola Project deposit, the extension of the main Fekola Project mineralization to depth outside the feasibility design pit and a number of regional grassroots targets. Highlights included 4.77 g/t gold over 45 m in hole FKD-181 in the Fekola Deep drilling and up to 8.73 g/t over 21 m in hole MSAC-47 and 9.88 g/t over 8 m in MSAC-196; both regional drill holes.

In 2016, the exploration program in Mali is expected to include approximately 54,000 meters of diamond, reverse circulation and aircore drilling at the Fekola Project and targets around the Fekola Project. The total budget for 2016 exploration in Mali will be $6.9 million.

Kiaka Project

In 2015, the Kiaka Project regional exploration was focused along a strand of the regionally significant Markoye fault corridor structure where an auger drilling program carried out in 2014 identified anomalous geochemical targets coincident with prospective geological structures identified in the interpretation of airborne geophysics and geological mapping. In 2015, 1,591 metres of diamond drilling and 3,870 metres of reverse circulation drilling were completed on this new prospect area. Results are up to 2.21 g/t gold over 106 m in NKRC-47 and 2.11 g/t over 71 m in NKRC-43. Studies are currently underway to determine whether this new prospect area contains sufficient mineral resources to supplement the Kiaka Project, or to constitute a viable, standalone gold project. A total of 13,000 metres of reverse circulation, diamond and air core drilling is planned in 2016.

CRITICAL ACCOUNTING ESTIMATES

Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Note 5 of its audited consolidated financial statements as at December 31, 2015. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

•	Impairment of goodwill and long-lived assets;
•	Ore reserve and resource estimates;
•	Exploration and evaluation expenditures;
•	Value of value-added tax receivables;
•	Uncertain tax positions; and
•	Deferred income taxes and valuation allowances.

Impairment of goodwill and long-lived assets

Long-lived assets are tested for impairment if there is an indicator of impairment. Determining the recoverable amount of cash generating units (“CGU”) for long-lived asset impairment tests requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Such changes could be material.

During the year ended and as at December 31, 2015, the long-term consensus gold price continued to be below the long-term gold price assumptions used in the Company’s reserve estimations and life-of-mine plans of $1,300 per ounce of gold. The prolonged decline of the long-term gold price was considered to be an impairment indicator. Consequently, the Company has revised its long-term gold price estimate to $1,250 per ounce of gold.

The Company has performed impairment tests on the following CGUs: Otjikoto Mine, Masbate Mine, La Libertad Mine, El Limon Mine and the Fekola Project. The Company’s investment in the Gramalote joint venture was also assessed for impairment. As a result of these assessments, the Company determined that impairment charges were required for La Libertad Mine long-lived assets, El Limon Mine long-lived assets and the Company’s investment in Gramalote as described below.

During 2014, the Company recorded impairment charges for the goodwill relating to the Masbate Mine, the Masbate Mine long-lived assets and the Company’s investment in Gramalote.

La Libertad long-lived assets

The Company conducted an impairment analysis whereby the carrying values of La Libertad Mine property, plant and equipment, were compared to the mine’s recoverable amount which was determined to be its fair value using the fair value less costs of disposal (“FVLCD”) at December 31, 2015. In carrying out the review of La Libertad Mine’s long-lived assets for impairment, the Company utilized discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment test at December 31, 2015 were:

- Long-term gold price	$1,250/ounce
- Silver price	$17/ounce
- Mine life	2016 to 2018
- Discount rate	5%

The Company’s analysis concluded that the carrying values of La Libertad Mine property, plant and equipment at December 31, 2015 were impaired resulting in a pre-tax impairment charge of $48.9 million. The net impairment recorded in the statement operations after taking into account a deferred income tax recovery of $14.7 million was $34.2 million.

El Limon long-lived assets

The Company conducted an impairment analysis whereby the carrying values of El Limon Mine property, plant and equipment, were compared to the mine’s recoverable amount which was determined to be its fair value using the FVLCD at December 31, 2015. In carrying out the review of El Limon Mine’s long-lived assets for impairment, the Company utilized discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment test at December 31, 2015 were:

- Long-term gold price	$1,250/ounce
- Silver price	$17/ounce
- Mine life	2016 to 2019
- Discount rate	5%

The Company’s analysis concluded that the carrying values of El Limon Mine property, plant and equipment at December 31, 2015 were impaired resulting in a pre-tax impairment charge of $22.9 million. The net impairment recorded in the statement operations after taking into account a deferred income tax recovery of $6.6 million was $16.3 million.

Investment in Joint Venture - Gramalote

The Company conducted an impairment analysis whereby the carrying value of the investment in the Gramalote joint venture was compared to the investment’s recoverable amount which was determined to be its FVLCD. In carrying out the impairment analysis, the Company utilized discounted cash flow models incorporating estimates and assumptions that include such factors as future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. These factors were based on the assumptions and inputs disclosed by the Company on March 13, 2014 from the Gramalote Preliminary Economic Assessment. The Company used an updated long-term gold price assumption of $1,250 per ounce of gold (2014 - $1,300 per ounce) and a discount rate of 6.5% (2014 – 6.5%). Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the investment in Gramalote was impaired resulting in an impairment charge of $36.2 million (2014 - $96.3 million) being recorded in the statement of operations.

Sensitivities

These recoverable amounts are most sensitive to changes in long-term prices gold prices and discount rates. A decrease in long-term gold prices would result in the Company making amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. Ignoring the impact on our mine plans, in isolation, a US$50 decrease in long-term gold price assumptions would result in additional reductions in post-tax recoverable amounts of approximately $13.9 million for La Libertad Mine, $8 million for El Limon Mine, and $32.6 million for Gramalote, respectively. A 50 basis point increase in the discount rate would result in additional reductions in recoverable amounts of approximately $0.9 million for La Libertad Mine, $0.7 million for El Limon Mine, and $12.2 million for Gramalote, respectively.

Masbate long-lived assets

During the quarter ended December 31, 2014 and subsequent to year-end, the Company completed an updated metallurgical recovery sampling and analysis program as part of the expansion study for the Masbate Mine along with an updated life-of-mine plan based on 2014 year-end reserve and resource estimates. The Company also determined not to proceed with an expansion of the Masbate Mine mill at this time in order to focus its construction team and resources on development of the Fekola Project. The finalized metallurgical report, updated reserve and resource estimates and change in assumption regarding the Masbate Mine mill expansion resulted in a decline in the life-of-mine recovery rate and production ounces for the Masbate Mine. This was considered an impairment indicator at December 31, 2014.

The Company’s impairment analysis concluded that the carrying values of the Masbate Mine property, plant and equipment and amounts assigned to undeveloped mineral interests at December 31, 2014 were impaired resulting in a pre-tax impairment charge of $436.0 million consisting of $362.1 million impairment of property, plant and equipment and $73.9 million impairment of undeveloped mineral interests. The net impairment recorded in the statement operations for the year ended December 31, 2014 after taking into account a deferred income tax recovery of $130.8 million was $305.2 million. The Company updated this analysis at December 31, 2015 using the amended long-term gold price and updated operating and capital expenditure assumptions and concluded that no further impairment was required.

Masbate goodwill

At September 30, 2014, and in light of the reduction in the long-term gold price, the Company conducted a goodwill impairment analysis. The Company’s analysis concluded that the full carrying value of Masbate Mine related goodwill was impaired, resulting in an impairment charge of $202.1 million being recorded in the statement of operations for the year ended December 31, 2014.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable mine can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period when the new information becomes available.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability involves judgments regarding balance sheet classification and the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material. A provision of $16.3 million was recorded during the year ended December 31, 2014 for input taxes. Of the total charge recorded, $13 million related to historical balances acquired as part of the CGA acquisition.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. As at December 31, 2015, the Company recorded provisions totalling $4 million (2014 - $6 million) representing its best estimate of the outcome of current assessments. The Company is appealing the assessments received and the final outcome of such appeals are not determinable at this time. The provisions made to date may be subject to change and such change may be material.

Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 15 – Revenue from contracts with customers

The IASB has issued IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods commencing on or after January 1, 2018. This new standard establishes a new control-based revenue recognition model which could change the timing of revenue recognition. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

IFRS 9 - Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. In addition, this new standard amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI and guidance on financial liabilities and derecognition of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

IFRS 16 - Leases

The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months. Early adoption is permitted provided IFRS 15 has already been adopted or is applied from the same date. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company’s business, operations and future prospects, and investments in the Company are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, and the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, which could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures

Disclosure controls and procedures are designed (a) under Canadian law, to provide reasonable assurance and (b) under U.S. law, to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding required disclosure.

As at December 31, 2015, management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the Canadian Securities Administrators and under the Exchange Act. Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2015, the Company's disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Even when the Company's system of internal control is determined to be effective, it can only provide reasonable assurance with respect to financial statement preparation and presentation.

Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting.

As at December 31, 2015, management, with the participation of the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company's internal control over financial reporting and concluded that the Company's internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2015 which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

NON-IFRS MEASURES

Cash operating costs per gold ounce and total cash costs per gold ounce

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated basis and on a mine-by-mine basis:

Consolidated

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	70,148	69,194	299,317	263,739
Inventory sales adjustment	(811)	2,984	(6,985)	(2,781)

Cash operating costs	69,337	72,178	292,332	260,958
Royalties and production taxes per consolidated financial statements	6,913	4,504	23,016	16,461

Total cash costs	76,250	76,682	315,348	277,419

Gold production (in ounces)	131,469	111,804	474,450	384,003

Cash operating costs per gold ounce ($/ounce)	527	646	616	680

Total cash costs per gold ounce ($/ounce)	580	686	665	722

Otjikoto Mine

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015 (1)	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	14,408	-	54,508	-
Inventory sales adjustment	732	-	(542)	-

Cash operating costs	15,140	-	53,966	-
Royalties and production taxes	1,173	-	4,249	-

Total cash costs	16,313	-	58,215	-

Gold production (in ounces)	39,374	-	126,908	-

Cash operating costs per gold ounce ($/ounce)	385	-	425	-

Total cash costs per gold ounce ($/ounce)	414	-	459	-

(1) Includes the results from the Otjikoto Mine from March 1, 2015.

Masbate Mine

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	25,347	37,358	119,924	137,617
Inventory sales adjustment	(844)	837	(4,360)	(2,798)

Cash operating costs	24,503	38,195	115,564	134,819
Royalties and production taxes	4,273	2,690	12,155	8,730

Total cash costs	28,776	40,885	127,719	143,549

Gold production (in ounces)	47,958	62,972	175,803	186,195

Cash operating costs per gold ounce ($/ounce)	512	607	657	724

Total cash costs per gold ounce ($/ounce)	601	649	726	771

La Libertad Mine

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s

Production costs	22,094	21,444	88,082	85,158
Inventory sales adjustment	(933)	1,936	(2,523)	445

Cash operating costs	21,161	23,380	85,559	85,603
Royalties and production taxes	805	933	2,912	4,008

Total cash costs	21,996	24,313	88,471	89,611

Gold production (in ounces)	35,234	36,862	119,475	149,763

Cash operating costs per gold ounce ($/ounce)	601	634	716	572

Total cash costs per gold ounce ($/ounce)	623	660	740	598

El Limon Mine

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	8,299	10,392	36,803	40,964
Inventory sales adjustment	234	211	440	(429)

Cash operating costs	8,533	10,603	37,243	40,535
Royalties and production taxes per consolidated financial statements	662	881	3,700	3,723

Total cash costs	9,195	11,484	40,943	44,258

Gold production (in ounces)	8,903	11,970	52,264	48,045

Cash operating costs per gold ounce ($/ounce)	958	886	713	844

Total cash costs per gold ounce ($/ounce)	1,033	959	783	921

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. These standards became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies.

B2Gold defines all-in sustaining costs per gold ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to RSUs, community relations expenditures, and reclamation liability accretion, all divided by the total gold ounces produced to arrive at a per ounce figure.

The table below shows a reconciliation of all-in sustaining costs per gold ounce to production costs as extracted from the annual consolidated financial statements on a consolidated basis and on a mine-by-mine basis:

Consolidated

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	70,148	69,194	299,317	263,739
Inventory sales adjustment	(811)	2,984	(6,985)	(2,781)

Cash operating costs	69,337	72,178	292,332	260,958
Royalties and production taxes per consolidated financial statements	6,913	4,504	23,016	16,461
Corporate administration	7,562	9,957	36,392	37,977
Share-based payments – RSUs(1)	595	1,136	4,342	8,436
Community relations	1,713	1,733	4,687	7,529
Reclamation liability accretion (2)	328	259	1,396	1,193
Realized losses on fuel derivative contracts	1,474	-	3,390	-
Sustaining capital expenditures(3)	13,553	13,355	66,533	79,101
Sustaining exploration(3)	4,647	2,645	17,212	11,016

Total all-in sustaining costs	106,122	105,767	449,300	422,671

Gold production (in ounces)	131,469	111,804	474,450	384,003

All-in sustaining cost per gold ounce ($/ounce)	807	946	947	1,101

(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Farley Lake, the Kiaka Project and the Fekola Project.
(3) Refer to Sustaining Capital Expenditures and Exploration reconciliation below.

The table below shows a reconciliation of the sustaining capital expenditures and exploration to operating mine expenditures as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine expenditures per statement of cash flows	25,428	14,051	111,819	83,791
Otjikoto Mine construction, expansion and pre- production costs net of sales proceeds	(6,038)	-	(33,058)	-
Masbate plant expansion	(4,725)	-	(8,601)	-
Jabali underground development	(1,112)	-	(3,627)	-
Jabali Antenna growth capital expenditure	-	(478)	-	(2,008)
Santa Pancha 2 growth capital expenditure	-	(218)	-	(2,682)

Sustaining capital expenditures	13,553	13,355	66,533	79,101

Operating mine exploration expenditures per statement of cash flows	4,647	2,843	17,212	12,899
Montana/Pajo growth exploration	-	(198)	-	(1,883)

Sustaining exploration	4,647	2,645	17,212	11,016

Otjikoto Mine

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015(1)	2014	2015(1)	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	14,408	-	54,508	-
Inventory sales adjustment	732	-	(542)	-

Cash operating costs	15,140	-	53,966	-
Royalties and production taxes	1,173	-	4,249	-
Corporate administration	904	-	3,962	-
Share-based payments – RSUs(1)	162	-	428	-
Community relations	677	-	894	-
Reclamation liability accretion	87	-	437	-
Sustaining capital expenditures(2)	925	-	1,722	-
Sustaining exploration	957	-	4,196	-

Total all-in sustaining costs	20,025	-	69,854	-

Gold production (in ounces)	39,374	-	126,908	-

All-in sustaining cost per gold ounce ($/ounce)	509	-	550	-

(1) Includes the results from the Otjikoto Mine from March 1, 2015.
(2) Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the sustaining capital expenditures to operating mine expenditures as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine expenditures	6,963	-	34,780	-
Otjikoto mine construction, expansion and pre- production costs net of sales proceeds	(6,038)	-	(33,058)	-

Sustaining capital expenditures	925	-	1,722	-

Masbate Mine

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	25,347	37,358	119,924	137,617
Inventory sales adjustment	(844)	837	(4,360)	(2,798)

Cash operating costs	24,503	38,195	115,564	134,819
Royalties and production taxes	4,273	2,690	12,155	8,730
Corporate administration	1,348	(263)	4,511	4,239
Share-based payments – RSUs(1)	-	19	38	152
Reclamation liability accretion	113	98	449	392
Realized losses on fuel derivative contracts	1,192	-	2,808	-
Sustaining capital expenditures(2)	5,030	7,390	29,090	39,889
Sustaining exploration(2)	1,649	730	5,055	2,199

Total all-in sustaining costs	38,108	48,859	169,670	190,420

Gold production (in ounces)	47,958	62,972	175,803	186,195

All-in sustaining cost per gold ounce ($/ounce)	795	776	965	1,023

(1) Included as a component of Share-based payments on the statement of operations.
(2) Refer to Sustaining Capital Expenditures and Exploration reconciliation below.

The table below shows a reconciliation of the sustaining capital expenditures and exploration to operating mine expenditures as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine expenditures	9,755	7,390	37,691	39,889
Masbate Mine plant expansion	(4,725)	-	(8,601)	-

Sustaining capital expenditures	5,030	7,390	29,090	39,889

Operating mine exploration expenditures	1,649	928	5,055	4,082
Montana/Pajo growth exploration	-	(198)	-	(1,883)

Sustaining exploration	1,649	730	5,055	2,199

La Libertad Mine

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	22,094	21,444	88,082	85,158
Inventory sales adjustment	(933)	1,936	(2,523)	445

Cash operating costs	21,161	23,380	85,559	85,603
Royalties and production taxes	805	933	2,912	4,008
Corporate administration	1,006	1,394	4,605	5,174
Share-based payments – RSUs(1)	-	14	12	89
Community relations	695	1,332	2,615	6,048
Reclamation liability accretion	51	72	204	288
Realized losses on fuel derivative contracts	281	-	581	-
Sustaining capital expenditures(2)	5,523	3,964	16,875	26,355
Sustaining exploration(2)	1,382	1,183	4,637	4,654

Total all-in sustaining costs	30,904	32,272	118,000	132,219

Gold production (in ounces)	35,234	36,862	119,475	149,763

All-in sustaining cost per gold ounce ($/ounce)	877	876	988	883

(1) Included as a component of Share-based payments on the statement of operations.
(2) Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the sustaining capital expenditures to operating mine expenditures as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine expenditures	6,635	4,442	20, 503	28,363
Jabali underground development	(1,112)	-	(3,628)	-
Jabali Antenna growth capital expenditure	-	(478)	-	(2,008)

Sustaining capital expenditures	5,523	3,964	16,875	26,355

El Limon Mine

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	8,299	10,392	36,803	40,964
Inventory sales adjustment	234	211	440	(429)

Cash operating costs	8,533	10,603	37,243	40,535
Royalties and production taxes	662	881	3,700	3,723
Corporate administration	708	519	2,218	2,038
Share-based payments – RSUs(1)	-	8	6	44
Community relations	341	340	1,178	1,344
Reclamation liability accretion	77	89	306	356
Sustaining capital expenditures(2)	2,075	2,001	18,846	12,856
Sustaining exploration(2)	659	732	3,324	4,163

Total all-in sustaining costs	13,055	15,173	66,821	65,059

Gold production (in ounces)	8,903	11,970	52,264	48,045

All-in sustaining cost per gold ounce ($/ounce)	1,466	1,268	1,279	1,354

(1) Included as a component of Share-based payments on the statement of operations.
(2) Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the sustaining capital expenditures to operating mine expenditures as extracted from the annual consolidated financial statements:

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine expenditures	2,075	2,219	18,846	15,538
Santa Pancha 2 growth capital expenditure	-	(218)	-	(2,682)

Sustaining capital expenditures	2,075	2,001	18,846	12,856

Adjusted net income and adjusted earnings per share - basic

Adjusted net income and adjusted earnings per share are non-IFRS measures that do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers.

Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows.

Management believes that the presentation of adjusted net income and adjusted earnings per share is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business.

A reconciliation of net income to adjusted net income and adjusted earnings per share is set out in the table below:

	Three months ended		Year ended
	December 31		December 31
	(unaudited)		(unaudited)
	2015	2014	2015	2014
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net loss for the period	(115,085)	(356,750)	(145,113)	(666,385)
Adjustments for non-recurring and significant recurring non-cash items:

Impairment of goodwill and long-lived assets	107,984	435,981	107,984	734,378
Write-off of mineral property interests	7,978	21,101	16,095	21,465
Share-based payments	3,002	2,665	15,215	16,105
Provision for non-recoverable input taxes	-	13,018	-	13,018
Gain on fair value of convertible notes	(1,061)	(20,970)	(6,903)	(9,797)
Gain on sale of Bellavista property	-	-	(2,192)	-
Non-recurring non-cash interest and financing expense	-	-	5,521	-
Unrealized losses on derivative instruments	8,477	1,992	23,487	50
Write-down of long-term investments	1,537	4,187	6,752	7,194
Deferred income tax recovery	(11,192)	(109,576)	(7,502)	(109,316)

Adjusted net income (loss)	1,640	(8,352)	13,344	6,712

Basic weighted average number of common shares outstanding (in thousands)	924,241	914,931	922,114	741,097

Adjusted net earnings (loss) per share– basic ($/share)	0.00	(0.01)	0.01	0.01

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	2015	2015	2015	2015(3)	2014	2014	2014	2014

Gold revenue ($ in thousands)	139,008	139,250	136,506	138,892	122,422	114,924	120,258	129,020

Gold sold (ounces)	127,482	124,481	114,423	114,799	102,612	91,282	93,330	98,995

Average realized gold price ($/ounce)	1,090	1,119	1,193	1,210	1,193	1,259	1,289	1,303

Gold produced (ounces)	131,469	124,371	121,566	97,044	111,804	90,192	85,704	96,303

Cash operating costs (1) ($/ounce gold)	527	584	677	701	646	732	720	634

Total cash costs (1) ($/ounce gold)	580	627	725	753	686	772	766	679

Net (loss) income for the period (2) ($ in thousands)	(115,085)	(13,585)	(22,784)	6,341	(356,750)	(274,128)	(11,529)	(23,978)

Earnings (loss) per share (2) – basic ($)	(0.13)	(0.02)	(0.02)	0.01	(0.39)	(0.39)	(0.02)	(0.04)

Earnings (loss) per share (2) – diluted ($)	(0.13)	(0.02)	(0.02)	0.00	(0.39)	(0.39)	(0.02)	(0.04)

Cash flows from operating activities ($ in thousands)	48,513	33,911	34,315	58,663	41,090	33,723	24,013	18,414

(1) Non-IFRS measure. A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”
(2) Attributable to the shareholders of the Company.
(3) Starting March 1, 2015, the table includes results from the Otjikoto Mine which reached commercial production February 28, 2015.

Quarterly gold revenue increased significantly in all four quarters of 2015 due to the start of commercial production at the Company’s new Otjikoto Mine which contributed to higher ounces sold. The Otjikoto Mine reached commercial production on February 28, 2015. The net loss in the fourth quarter of 2015 reflects the $108.0 million impairment charge relating to the Company’s El Limon and La Libertad Mines and investment in Gramalote joint venture. The net loss recorded in the first quarter of 2014 primarily resulted from the loss on fair value of convertible notes of $38.3 million recorded during the quarter, while the net loss in the second quarter of 2014 primarily related to the loss on fair value of convertible notes of $4.4 million and a write-down of long-term investments of $2.7 million. The net loss in the third and fourth quarters of 2014 reflect the $298.4 million impairment charge relating to the Company’s goodwill and investment in Gramalote joint venture and a $436.0 million impairment charge, net of deferred income tax recoveries of $130.8 million, relating to the Masbate Mine’s long-lived assets, respectively.

OUTLOOK

For 2016, consolidated gold production at B2Gold is expected to increase to between 510,000 to 550,000 ounces, compared to 493,265 ounces produced in 2015. The expected higher production relates mainly to increased throughput at the Otjikoto Mine, following the completion of its mill expansion project in September 2015. Gold production in 2016 is anticipated to be slightly weighted towards the second-half of the year (53%), due to a number of factors. Consolidated cash operating costs per gold ounce are projected to further decrease in 2016 and be in the range of $560 to $595 (2015 guidance range was $630 to $660 per ounce). The favourable reduction (approximately 10%) reflects the positive impact of greater production from the low-cost Otjikoto Mine, including the benefit of an anticipated weaker Namibian dollar, lower projected fuel and energy costs across all operations, and continued efforts to enhance productivity and cost efficiencies. The Company’s consolidated all-in sustaining costs per gold ounce are also expected to be significantly lower, between $895 and $925 (2015 guidance range was $950 to $1,025). Due to the anticipated timing of budgeted capital expenditures, all-in sustaining costs per gold ounce are expected to be higher in the first half of 2016 than in the second-half.

In March 2016, the Company put in place additional financing measures which it expects will provide sufficient liquidity and resources to ensure that based on current assumptions, construction of the Fekola Project is fully funded through to completion (forecast to be the fourth quarter of 2017).

The Prepaid Sales are a flexible way of generating additional funding today from the Company’s existing operations. Execution of the Prepaid Sales with the Company’s RCF Bank Syndicate further reinforces the support the Company has received from and the working relationship the Company has developed with its core lending group.

In addition, signing of a new $80.9 million equipment financing facility with Caterpillar underscores the continued support of another of the Company’s long term business partners and secures the funding of the Fekola Project Mining Fleet and other equipment.

The recent upturn in the gold price has provided optimism for many gold companies. However, no mining company can afford to be complacent. The Company’s 2016 budget reflects cost control initiatives, the scale-back of non-core development activity and reductions in capital expenditures, exploration and G&A costs. The core activities of the Company remain its current mining operations and the construction of its Fekola Project. In addition, the Company expects to continue exploration programs focused primarily on brownfields exploration on the Company’s existing projects.

The Company’s ability to secure funding for the construction of the Fekola Project on attractive terms without a dilutive equity financing, combined with a strong growth in the Company’s production profile, clearly demonstrates that, in the Company’s view, its Company’s construction and growth strategy is effective and successful. It is this strategy that continues to strengthen the Company via accretive acquisitions, exploration success and the demonstrated ability to reduce operating costs. The Company’s Otjikoto Mine was a key contributor towards the Company’s overall production growth profile in 2015, and is projected to be the Company’s lowest cost producing mine in 2016. Adding what we expect to be another low-cost producing mine to the Company’s production profile, the Fekola Project, which is currently in construction and scheduled to commence production in late 2017, is expected to enable the Company to further increase its production base and reduce its consolidated cash operating costs per gold ounce and all-in sustaining costs per gold ounce.

Based on current assumptions, the Company is projecting gold production in 2016 of between 510,000 to 550,000 ounces, increasing to between 800,000 to 850,000 ounces in 2018.

OUTSTANDING SHARE DATA

At March 15, 2016, 927,064,871 common shares were outstanding. In addition, there were approximately 69,900,368 stock options outstanding with exercise prices ranging between Cdn.$0.84 to Cdn.$13.67 per share and 1,724,855 RSUs. As of January 1, 2015 and December 31, 2015, we had 21,436,594 and 11,165,370 unoptioned common shares available for option grants under our incentive stock option plan (amended and restated).

CAUTION ON FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance; statements with respect to future events or future performance, production estimates, anticipated operating and production costs and revenue, estimates of capital expenditures, future demand for and prices of commodities and currencies; and statements regarding anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties, including finalizing the negotiation of the Mining Convention and the structuring and ownership of the Exploitation Company that will hold the Fekola Project with the Government of Mali, the construction of, and the potential development and potential production from, the Fekola Project; the Fekola Project being fully funded; the Fekola Project being on schedule to commence gold production in late 2017; the completion, terms, receipt and use of funds and effect of the Prepaid Sales, The Facility and the increased Otjikoto equipment loan facility; the number of ounces to be delivered under the Prepaid Sales arrangements representing approximately 7% and 5% of forecast consolidated gold production in 2017 and 2018; the entering into of additional Prepaid Sales arrangements; the accounting treatment of the Prepaid Amount(s); satisfaction of conditions precedent, including the completion and terms of definitive documentation, and completion and funding under the Facility and the Otjikoto equipment facility; projections regarding future production and production costs, including the Otjikoto Mine being the Company’s lowest cost producer in 2016; the Fekola Project increasing the Company’s production base and decreasing consolidated operating and sustaining costs; the magnitude and effect of hedging transactions; completion of a mining study for the Otjikoto Mine incorporating the Wolfshag zone; the impact of the new Burkinabe Mining Code on the Kiaka Project; the projections included in existing technical reports, economic assessments, feasibility studies and geological models and the completion of new studies, including an updated life of mine plan for the Otjikoto Mine, and the Feasibility Study for the Fekola Project; the potential for expansion of mineral resources and mineral reserves or conversion of mineral resources and mineral reserves from one category to another, including at the Masbate Mine and the Wolfshag zone near Otjikoto; the potential for expansion of production capacity, including the cost reduction and continued ramp up, improvements and expansion of gold production at the Otjikoto Mine and development of the adjacent Wolfshag zone; the planned upgrade of the Masbate plant; potential expansion options for the Masbate Mine; the completion of permitting and resettlement activities in respect of the Jabali Antenna Pit; production from the Jabali Antenna Pit and increased production at La Libertad Mine; projected capital investments and exploration; the extension of the Company’s income tax holiday for the Masbate Mine; the adequacy of capital, financing needs and the potential availability of and potential for receiving further commitments under the New RCF; the potential availability of flexible financing arrangements; and the potential value of acquisitions. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Management’s Discussion and Analysis that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including the ability of B2Gold to complete and obtain full funding under the New RCF, the Prepaid Sales, The Facility and the increased Otjikoto equipment loan facility; the uncertainty of estimates regarding the costs of construction and the timing and amount of production; risks associated with the volatility of metal prices and currencies; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws, risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; litigation risk; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All mineral resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this Management’s Discussion and Analysis is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis may not qualify as “reserves” under SEC standards.

In addition, this Management’s Discussion and Analysis uses the terms “mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported “inferred mineral resources” in this Management’s Discussion and Analysis is economically or legally mineable. For the above reasons, information contained in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

QUALIFIED PERSON

Tom Garagan, the Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the disclosure of scientific and technical information contained in this MD&A.